SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                  Information furnished as at August 14, 2000

                       Intertek Testing Services Limited

                                  (Registrant)

                                 25 Savile Row
                                London, W1S 2ES
                                    England
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                        Form 20-F |x|    Form 40-F |_|


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934)


                             Yes |_|      No |x|


             Schedule of Information contained in this report
             ------------------------------------------------


Intertek Testing Services Limited financial statements for the six months to June 30, 2000

Intertek Testing Services Limited

Business description

We are a leading international organisation engaged in the testing, inspection and certification of manufactured goods and commodities. We currently employ around 9,000 people and operate 471 inspection offices and 236 testing laboratories in 91 countries. We are organised into four operating divisions, each focusing on the testing, inspection and certification of different manufactured goods and commodities.

Caleb Brett is a world leader providing independent assessment of crude oil, petroleum products, chemicals and agricultural produce. Caleb Brett's customers include oil and chemical companies and traders in hydrocarbons, chemicals and agricultural products.

ETL SEMKO provides testing, certification, supervision and other services to manufacturers, importers, distributors and retailers. ETL SEMKO tests and certifies telecommunications and information technology equipment, consumer electronics and heating, ventilation and air conditioning equipment, medical and building products, semiconductors, commercial food equipment and industrial machinery. In the United States and through a 49% investment in Europe, ETL SEMKO also provides ISO 9000 and ISO 14000 certification and related services.

Labtest is one of the largest international providers of testing and inspection services for textiles, footwear, toys and other consumer products. Through a 50% investment in China and Taiwan, Labtest also certifies the quality of management systems to standards such as ISO 9000 and ISO 14000. Labtest's customers are retailers, importers and manufacturers. This division also has a 100% investment in a Risk Analysis and Management ("RAM") service, allowing retailers and manufacturers to minimise the risks associated with their products.

Foreign Trade Standards ("FTS") helps governments, standards bodies and customs departments to check that import duty is properly declared and paid, and that imports of specified products comply with their safety and other standards. FTS inspects, and where appropriate, tests products and commodities in the country of export before they are shipped. FTS also provides a training service for customs officers.

Discontinued operation. Despite extensive restructuring in 1999, the operating results from our minerals testing division, Bondar Clegg, continued to be unsatisfactory and operations in this division ceased in Q1 00. The Bondar Clegg businesses in North and South America, Ghana and Mali were sold for L1.5 million. The operations in Eritrea, Guinea and Burkina Faso were closed during Q1 00 and the companies are being liquidated. The disposal of fixed assets and inventory in the African operations generated proceeds of approximately L0.1 million. The Bondar Clegg head office in Vancouver was closed on March 28, 2000 and the employment of the personnel was terminated. The operating results for Bondar Clegg up to the date of cessation are reported as discontinued in our financial statements and prior periods have been reclassified to show a comparable historic trend. The costs of closing the operations and the loss on disposal of the Bondar Clegg businesses are reported as a non-operating exceptional item in our financial statements. The total loss was L12.2 million including L6.9 million of goodwill which was previously written off to reserves. The cash cost of terminating personnel and closing the operations was approximately L0.9 million.

Internet strategy. We believe that the growth of the Internet offers significant opportunities to grow our business. An increasing number of commodities and products are being traded via the Internet and on business-to-business ("B2B") and business-to-consumer ("B2C") sites. We provide testing, inspection and certification services for many of the commodities and products traded, ensuring that customers are able to buy products over the Internet reliably and with confidence. We are working actively with B2B and B2C sites and we are developing links to customers so that our communications with them are online. We are investing in information technology systems so that we can offer improved online services.

We are the world leader or one of the world leaders in the testing, inspection and certification of products and commodities such as textiles, toys, consumer goods, electrical goods and products, chemicals and petroleum products. There is increasing online trading in these products and commodities and our services are therefore in demand by online traders and online trading sites.

Results of operations

The tables below show both revenues by division and by geographic area as well as operating income before exceptional items by division for the six months to June 30, 1999 ("HY 99"), the six months to June 30, 2000 ("HY 00"), the three months to June 30, 1999 ("Q2 99") and the three months to June 30, 2000 ("Q2 00"). A detailed discussion of our results and financial condition is given in the operating and financial review.


                                                         HY 99             HY 00
                                                            Lm                Lm
                                                --------------    --------------
Revenues by division
Caleb Brett                                               64.7              74.3
ETL SEMKO                                                 43.7              48.7
Labtest                                                   37.2              44.3
Foreign Trade Standards                                   27.5              21.5
                                                --------------    --------------
Continuing operations                                    173.1             188.8
Discontinued operation                                     5.6               0.7
                                                --------------    --------------
Total                                                    178.7             189.5
                                                ==============    ==============
Revenues by geographic area
Americas                                                  70.3              82.3
Europe, Africa and Middle East                            60.0              54.2
Asia and Far East                                         42.8              52.3
                                                --------------    --------------
Continuing operations                                    173.1             188.8
Discontinued operation                                     5.6               0.7
                                                --------------    --------------
Total                                                    178.7             189.5
                                                ==============    ==============
Operating income/(loss) before exceptional
 items
Caleb Brett                                                6.8               7.8
ETL SEMKO                                                  6.4               7.6
Labtest                                                   10.8              12.9
Foreign Trade Standards                                    3.0               1.6
Central                                                   (2.2)             (2.4)
                                                --------------    --------------
Continuing operations                                     24.8              27.5
Discontinued operation                                    (1.2)             (0.7)
                                                --------------    --------------
Total                                                     23.6              26.8
                                                ==============    ==============


Results of operations


                                                         Q2 99             Q2 00
                                                            Lm                Lm
                                                --------------    --------------
Revenues by division
Caleb Brett                                               33.6              39.5
ETL SEMKO                                                 21.8              25.6
Labtest                                                   20.7              24.7
Foreign Trade Standards                                   12.5              10.8
                                                --------------    --------------
Continuing operations                                     88.6             100.6
Discontinued operation                                     3.0               ---
                                                --------------    --------------
Total                                                     91.6             100.6
                                                ==============    ==============


Revenues by geographic area


Americas                                                  36.8              43.3
Europe, Africa and Middle East                            28.1              28.0
Asia and Far East                                         23.7              29.3
                                                --------------    --------------
Continuing operations                                     88.6             100.6
Discontinued operation                                     3.0               ---
                                                --------------    --------------
Total                                                     91.6             100.6
                                                ==============    ==============


Operating income/(loss) before exceptional items


Caleb Brett                                                3.8               4.8
ETL SEMKO                                                  3.6               4.0
Labtest                                                    7.3               8.2
Foreign Trade Standards                                    1.2               0.9
Central                                                   (1.2)             (1.4)
                                                --------------    --------------
Continuing operations                                     14.7              16.5
Discontinued operation                                    (0.5)              ---
                                                --------------    --------------
Total                                                     14.2              16.5
                                                ==============    ==============


Impact of exchange rates

Our financial statements are reported in pounds sterling ("GBP" or "L"). We have 135 subsidiary companies, of which 122 report in currencies other than GBP. Subsidiaries report in the currency of the country in which they are domiciled, apart from those based in countries where there is hyperinflation, which report in their functional currency, which is U.S. dollars. We translate the results of overseas operations into GBP at the cumulative average exchange rates for the period, therefore, our results can vary from period to period because of fluctuations in exchange rates which are unrelated to the underlying operational performance. The table below shows the growth rates of revenues and operating income for each division at actual exchange rates for the period and at comparable exchange rates. The comparable growth rate is the change of one period over the prior period where both periods are translated into GBP using the prior period's exchange rates. This reflects the underlying growth in revenues and operating income without the fluctuations caused by changes in translation rates. We do not hedge translation rate exposure.

Over 50% of our revenues and the majority of our borrowings, interest payments and debt repayments are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. Where there is material transaction exposure from currency rate movements we take out forward foreign exchange contracts to minimise this exposure.


Growth at actual and comparable exchange rates


                                                                         HY 99            HY 00            Actual        Comparable
                                                                            Lm               Lm                 %                 %
                                                                --------------   --------------    --------------    --------------
Revenues
Caleb Brett                                                               64.7             74.3              14.8              14.1
ETL SEMKO                                                                 43.7             48.7              11.4               8.7
Labtest                                                                   37.2             44.3              19.1              16.4
Foreign Trade Standards                                                   27.5             21.5             (21.8)            (22.9)
                                                                --------------   --------------    --------------    --------------
Continuing operations                                                    173.1            188.8               9.1               7.3
Discontinued operation                                                     5.6              0.7             (87.5)            (87.5)
                                                                --------------   --------------    --------------    --------------
Total                                                                    178.7            189.5               6.0               4.4
                                                                ==============   ==============    ==============    ==============




Operating income/(loss) before exceptional items


Caleb Brett                                                                6.8              7.8              14.7              13.2
ETL SEMKO                                                                  6.4              7.6              18.8              17.2
Labtest                                                                   10.8             12.9              19.4              15.7
Foreign Trade Standards                                                    3.0              1.6             (46.7)            (46.7)
Central                                                                   (2.2)            (2.4)             (9.1)             (9.1)
                                                                --------------   --------------    --------------    --------------
Continuing operations                                                     24.8             27.5              10.9               8.5
Discontinued operation                                                    (1.2)            (0.7)             41.7              41.7
                                                                --------------   --------------    --------------    --------------
Total                                                                     23.6             26.8              13.6              11.0
                                                                ==============   ==============    ==============    ==============


The Actual growth rate is the percentage increase or decrease of one period over the prior period where each period is translated into GBP at the exchange rates applicable to each of those periods.

The Comparable growth rate is the percentage increase or decrease of one period over the prior period where both periods are translated into GBP at the exchange rates applicable to the earlier of the two periods.

Growth at actual and comparable exchange rates


                                                                         Q2 99            Q2 00            Actual        Comparable
                                                                            Lm               Lm                 %                 %
                                                                --------------   --------------    --------------    --------------
Revenues

Caleb Brett                                                               33.6             39.5              17.6              16.4
ETL SEMKO                                                                 21.8             25.6              17.4              13.8
Labtest                                                                   20.7             24.7              19.3              15.5
Foreign Trade Standards                                                   12.5             10.8             (13.6)            (14.4)
                                                                --------------   --------------    --------------    --------------
Continuing operations                                                     88.6            100.6              13.5              11.2
Discontinued operation                                                     3.0              ---            (100.0)           (100.0)
                                                                --------------   --------------    --------------    --------------
Total                                                                     91.6            100.6               9.8               7.5
                                                                ==============   ==============    ==============    ==============




Operating income/(loss) before exceptional items


Caleb Brett                                                                3.8              4.8              26.3              26.3
ETL SEMKO                                                                  3.6              4.0              11.1              11.1
Labtest                                                                    7.3              8.2              12.3               8.2
Foreign Trade Standards                                                    1.2              0.9             (25.0)            (25.0)
Central                                                                   (1.2)            (1.4)            (16.7)            (16.7)
                                                                --------------   --------------    --------------    --------------
Continuing operations                                                     14.7             16.5              12.2              10.2
Discontinued operation                                                    (0.5)             ---             100.0              60.0
                                                                --------------   --------------    --------------    --------------
Total                                                                     14.2             16.5              16.2              14.1
                                                                ==============   ==============    ==============    ==============



The Actual growth rate is the percentage increase or decrease of one period over the prior period where each period is translated into GBP at the exchange rates applicable to each of those periods.

The Comparable growth rate is the percentage increase or decrease of one period over the prior period where both periods are translated into GBP at the exchange rates applicable to the earlier of the two periods.

Management's discussion and analysis of financial condition and results of operations

Operating and financial review

We set out below a discussion of our operating results and financial condition for the three months to June 30, 2000 compared to the three months to June 30, 1999 and the six months to June 30, 2000 compared to the six months June 30, 1999, followed by a detailed review of the performance of each division. The tables below show growth rates of Q2 00 over Q2 99 and HY 00 over HY 99 at actual exchange rates and at comparable exchange rates. The actual growth rate is the percentage change of one period over the prior period where each period is translated into GBP using the exchange rates applicable in that period. The comparable growth rate is the percentage change of one period over the prior period where both periods are translated into GBP using the prior period's exchange rates.


Revenues

                                                Q2 99           Q2 00         Growth           HY 99          HY 00          Growth
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Continuing operations                            88.6           100.6           12.0           173.1          188.8            15.7
Actual growth                                                                  13.5%                                           9.1%
Comparable growth                                                              11.2%                                           7.3%
                                         ============    ============   ============    ============   ============    ============



At comparable rates, revenues from continuing operations grew by 11.2% in Q2 00 over Q2 99. The increase was 13.5% at actual rates due to translation gains arising from the strength of the USD and currencies linked to the USD, against GBP. Caleb Brett, ETL SEMKO and Labtest all contributed to this increase with particularly strong growth in textiles and toys testing in Asia and petroleum testing in the United States. At comparable rates, revenues in these three divisions increased by 15.4% in Q2 00 over Q2 99 and at actual rates they increased by 18.1%. FTS revenues decreased by L1.7 million in Q2 00 compared to Q2 99 due to our reduced share of the Nigerian pre-shipment inspection programme and the disposal of our technical services operation in February 2000.

At comparable rates, revenues from continuing operations grew by 7.3% in HY 00 over HY 99. The increase was 9.1% at actual rates. Revenues from Caleb Brett, ETL SEMKO and Labtest increased by 13.0% at comparable rates in HY 00 over HY 99, and by 14.9% at actual rates. Revenues in ETL SEMKO in HY 99 included L2.3 million from our Quality Management operations in Europe. We sold our controlling interest in these operations in March 1999 so their revenues are excluded from April 1999 onwards. FTS revenues decreased by L7.9 million in HY 00 compared to HY 99 due to our reduced share of the Nigerian pre-shipment inspection programme and the disposal of our technical services operation in February 2000.

Revenues by geographic area at actual exchange rates were as follows:


By geographic area

                                                                             Growth/                                        Growth/
                                                Q2 99           Q2 00       (decline)          HY 99          HY 00        (decline)
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Americas                                         36.8            43.3            6.5            70.3           82.3            12.0
Europe, Africa and Middle East                   28.1            28.0           (0.1)           60.0           54.2            (5.8)
Asia and Far East                                23.7            29.3            5.6            42.8           52.3             9.5
                                         ------------    ------------   ------------    ------------   ------------    ------------
Total continuing operations                      88.6           100.6           12.0           173.1          188.8            15.7
                                         ============    ============   ============    ============   ============    ============




The increase in revenues in the Americas in both Q2 00 over Q2 99 and HY 00 over HY 99 was primarily due to strong growth in Caleb Brett and ETL SEMKO in the United States. Revenues in this region in Q2 00 and HY 00 also benefited from currency translation gains caused by the strength of the USD against GBP.

The decrease in revenues in the Europe, Africa and Middle East region in Q2 00 over Q2 99 and HY 00 over HY 99 was due to the change in accounting in ETL SEMKO caused by the sale of our controlling interest in the Quality Management operations in Europe and reduced revenues from the Nigeria pre-shipment inspection programmes. Excluding these factors, revenues increased L2.2 million in HY 00 compared to HY 99 and L1.6 million in Q2 00 compared to Q2 99. The increase in HY 00 and Q2 00 was driven by a new outsourcing contract in Caleb Brett and an acquisition in ETL SEMKO offset by reductions due to the strength of GBP against the Euro.

The increase in revenues in Q2 00 over Q2 99 and HY 00 over HY 99 in Asia and the Far East region was due to further strong growth in textiles and toys testing in Labtest and growth in Caleb Brett and ETL SEMKO. Revenues in Q2 00 and HY 00 also benefited from currency translation gains as the HKD reflected the strength of the USD against GBP.


Operating costs before exceptional items

                                                Q2 99           Q2 00         Growth           HY 99          HY 00          Growth
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Continuing operations                            73.9            84.1           10.2           148.3          161.3            13.0
Actual growth                                                                  13.8%                                           8.8%
Comparable growth                                                              11.4%                                           7.1%
                                         ------------    ------------   ------------    ------------   ------------    ------------



Our operating costs principally comprise labour costs, property and equipment rental, depreciation and laboratory consumables. At comparable rates, operating costs have increased in line with revenues.


Operating income before exceptional items

                                                Q2 99           Q2 00         Growth           HY 99          HY 00          Growth
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Continuing operations                            14.7            16.5            1.8            24.8           27.5             2.7
Actual growth                                                                  12.2%                                          10.9%
Comparable growth                                                              10.2%                                           8.5%
Operating margin                                16.6%           16.4%                          14.3%          14.6%
                                         ------------    ------------   ------------    ------------   ------------    ------------



At comparable rates, operating income from continuing operations grew by 10.2% in Q2 00 over Q2 99. The increase was 12.2% at actual rates due to translation gains arising from the strength of the USD and currencies linked to the USD, against GBP. Caleb Brett, ETL SEMKO and Labtest all reported increases in Q2 00 over Q2 99 with continued growth in textiles and toys testing in Asia, a new outsourcing agreement with B.P. Amoco in the U.K which commenced in March 2000, and the expansion of telecommunications testing in Europe and the U.S. At comparable rates, operating income in these three divisions increased by 14.1% in Q2 00 over Q2 99 and by 16.5% at actual rates. Operating income from FTS was L0.3 million lower in Q2 00 than Q2 99 due to the reduced Nigerian contract and the disposal of the technical services division.

At comparable rates, operating income from continuing operations grew by 8.5% in HY 00 over HY 99. The increase was 10.9% at actual rates. Operating income from Caleb Brett, ETL SEMKO and Labtest increased by 18.8% at actual rates and 16.1% at comparable rates in HY 00 over HY 99. Operating income from FTS was L1.4 million lower in HY 00 than HY 99 due to Nigeria and the technical services division.

Exceptional income/(costs)

Operating exceptional items


                                                                             Growth/                                        Growth/
                                                Q2 99           Q2 00      (decline)           HY 99          HY 00       (decline)
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Foreign Trade Standards
Provision against Nigerian invoices              (2.3)           (0.9)           1.4            (7.4)          (2.5)            4.9
Payments received                                 7.1             1.3           (5.8)           16.0            1.3           (14.7)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Sub total                                         4.8             0.4           (4.4)            8.6           (1.2)           (9.8)
Restructuring costs                              (0.1)            ---            0.1            (2.1)           ---             2.1
                                         ------------    ------------   ------------    ------------   ------------    ------------
                                                  4.7             0.4           (4.3)            6.5           (1.2)           (7.7)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Caleb Brett
Provision against Nigerian invoices              (0.1)            ---            0.1            (0.4)           ---             0.4
Payments received                                 1.1             ---           (1.1)            1.5            ---            (1.5)
                                         ------------    ------------   ------------    ------------   ------------    ------------
                                                  1.0             ---           (1.0)            1.1            ---            (1.1)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Total continuing operations                       5.7             0.4           (5.3)            7.6           (1.2)           (8.8)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Discontinued operation
Environmental EPA                                 ---            (1.0)          (1.0)            ---           (2.0)           (2.0)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Total                                             5.7            (0.6)          (6.3)            7.6           (3.2)          (10.8)
                                         ============    ============   ============    ============   ============    ============




Operating exceptional items -- continuing operations

In the past four years we have experienced delays in receiving payments from the Nigerian government for our work on the Nigerian pre-shipment inspection programmes. This unpaid debt had a material adverse effect on our working capital, due to continued delays of the Nigerian government in making payments. In 1997, we adopted a policy of making full provision against unpaid invoices. The provision for each period is charged to our profit and loss account as an exceptional cost and the associated debt is removed from working capital. When payments are received, they are credited as exceptional income in the period in which the cash is received. A summary of the provisions and payments for both FTS and Caleb Brett is given above.

In January 1999, we decided to collect inspection fees from exporters before any inspections were performed for the Nigerian government on the understanding that these advance payments would be returned to the exporters once we had been paid for those inspections by the Nigerian government. We collected L5.3 million from exporters in the period January to March 1999 and this amount is held in our balance sheet as advance payments. On March 31, 1999, the Nigerian government cancelled its pre-shipment inspection programmes. Revenues for the existing programmes then ceased and the Nigerian government's debt owed to us on the old programmes was capped.

At June 30, 2000, the Nigerian government's unpaid debt was L13.6 million under the old programme for invoices for the period October 1998 to March 1999. If exporter payments are deducted, the debt is L8.3 million. We have been advised that the new government in Nigeria has approved its budget for 2000 and we expect the debt to be settled this year.

On September 1, 1999, the new government in Nigeria re-introduced a pre-shipment inspection programme. We are participating in this new programme but in a much smaller capacity than the previous programmes. In HY 00, the new programme generated revenues of L2.9 million in our FTS division. In Q2 00, L1.3 million was received from the Nigerian government for invoices through January 2000. This was credited to exceptional income as shown above.

Following the termination of the Nigerian inspection programmes in March 1999, we restructured the FTS division in HY 99 at a cost of L2.1 million. Costs were mostly personnel redundancies and relocation costs.

The oil export-monitoring scheme performed by Caleb Brett was also cancelled by the Nigerian government on March 31, 1999 and we received payment for the remaining debt in Q4 99.


Operating exceptional items -- discontinued operation

Although the Environmental division ceased operating in August 1998, the EPA investigation into the data manipulation problems at the Dallas laboratory is ongoing and we are continuing to incur legal and other costs. We have charged an additional L1.0 million of exceptional costs in Q2 00 in connection with this investigation, making a total charge of L2.0 million for HY 00. We are pursuing possible rights of recovery against our former parent, Inchcape plc, and are seeking to recover costs from our professional indemnity insurance policy but we have not included a provision for any potential recovery in our financial statements.


Non-operating exceptional items


                                                                             Growth/                                        Growth/
                                                Q2 99           Q2 00       (decline)          HY 99          HY 00        (decline)
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
ETL SEMKO
Proceeds from disposals                           0.2             ---           (0.2)            3.5            ---            (3.5)
Less attributable goodwill                        ---             ---            ---            (1.1)           ---             1.1
                                         ------------    ------------   ------------    ------------   ------------    ------------
Total                                             0.2             ---           (0.2)            2.4            ---            (2.4)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Caleb Brett
Proceeds from disposal                            ---             ---            ---             ---            0.2             0.2
Less attributable goodwill                        ---             ---            ---             ---           (0.5)           (0.5)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Total                                             ---             ---            ---             ---           (0.3)           (0.3)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Foreign Trade Standards
Proceeds from disposal                            ---             ---            ---             ---            1.0             1.0
Less net assets                                   ---            (0.1)          (0.1)            ---           (1.1)           (1.1)
Less attributable goodwill                        ---             ---            ---             ---           (2.6)           (2.6)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Total                                             ---            (0.1)          (0.1)            ---           (2.7)           (2.7)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Total continuing businesses                       0.2            (0.1)          (0.3)            2.4           (3.0)           (5.4)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Bondar Clegg
Proceeds from disposals                           ---             ---            ---             ---            1.5             1.5
Less net assets                                   ---             0.1            0.1             ---           (5.9)           (5.9)
Less closure costs                                ---            (0.1)          (0.1)            ---           (0.9)           (0.9)
Less attributable goodwill                        ---             ---            ---             ---           (6.9)           (6.9)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Total discontinued operations                     ---             ---            ---             ---          (12.2)          (12.2)
                                         ------------    ------------   ------------    ------------   ------------    ------------
Total non-operating items                         0.2            (0.1)          (0.3)            2.4          (15.2)          (17.6)
                                         ============    ============   ============    ============   ============    ============


The exceptional income in ETL SEMKO for HY 99 is made up of L2.2 million for the sale of the CE Magazine in the United States and L0.2 million for the disposal of 51% of our Quality Management business in Sweden. We used the sale proceeds from these disposals to prepay our Senior Term loans.

The exceptional loss of L0.3 million in Caleb Brett in HY 00 was for the disposal of a loss adjusting business in Chile.

The exceptional loss of L2.7 million in FTS in HY 00 related to the disposal of the technical services business of FTS in the United States.

The Bondar Clegg division ceased operating in Q1 00. The businesses in North and South America, Ghana and Mali were sold for L1.5 million and we received L0.1 million for the sale of assets in Africa. We incurred termination and closure costs of L0.8 million in Q1 00 and L0.1 million in Q2 00. The disposals and closure of Bondar Clegg generated a loss of L5.3 million, which, after deducting goodwill of L6.9 million increased to L12.2 million.


Net interest expense


                                                Q2 99           Q2 00         Growth           HY 99          HY 00          Growth
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Continuing operations                             8.2             9.1            0.9            16.3           17.2             0.9
                                         ------------    ------------   ------------    ------------   ------------    ------------




The increase in interest expense in Q2 00 over Q2 99 and HY 00 over HY 99 is primarily due to the capitalised interest on the Parent Subordinated PIK debentures. A detailed breakdown of the interest figures is given in note 5 to our financial statements.


Income taxes


                                                Q2 99           Q2 00        Decline           HY 99          HY 00          Growth
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Income tax charge                                 4.4             3.8           (0.6)            5.3            5.6             0.3
% of income before exceptional items            73.3%           51.4%                          72.6%          58.3%
                                         ------------    ------------   ------------    ------------   ------------    ------------



A tax charge of L3.8 million was made against income in Q2 00 making a total charge of L5.6 million for HY 00. The Internal Revenue Service in the United States is currently auditing our Federal Tax Return for 1996 and the tax charge of L3.8 million included a provision of L1.0 million for additional tax that may arise. The tax charge as a percentage of income before exceptional items has reduced to 51.4% in Q2 00 from 73.3% in Q2 99 and to 58.3% in HY 00 from 72.6% in HY 99. We attribute the reduced tax rate in Q2 00 and HY 00 to the increased taxable income generated in countries with lower tax rates and to the use of tax losses in countries with higher tax rates.

Operating and financial review by division

We set out below a discussion of the performance of each of our operating divisions for Q2 00 compared to Q2 99 and HY 00 compared to HY 99. The operating income by division given below is before exceptional items.


Caleb Brett

Operating results


                                                Q2 99           Q2 00         Growth           HY 99          HY 00          Growth
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Revenues                                         33.6            39.5            5.9            64.7           74.3             9.6
Actual growth                                                                  17.6%                                          14.8%
Comparable growth                                                              16.4%                                          14.1%

Operating income                                  3.8             4.8            1.0             6.8            7.8             1.0
Actual growth                                                                  26.3%                                          14.7%
Comparable growth                                                              26.3%                                          13.2%
Operating margin                                11.3%           12.2%                          10.5%          10.5%
                                         ------------    ------------   ------------    ------------   ------------    ------------



Revenues in Caleb Brett increased L5.9 million or 16.4% at comparable rates in Q2 00 over Q2 99. Activity in Caleb Brett is affected by trading volumes of crude oil and petroleum products. When oil companies increase their inventory levels, the volume of inspection and testing activity rises but the reverse is true when inventory levels are static or decrease. The crude oil and petroleum product stock levels were run down significantly during Q1 00, partly because the price of crude oil was high and partly because stocks were built up at December 31, 1999 to deal with any problems which may have been caused by the Year 2000 issue. The oil companies started rebuilding stock levels toward the end of March 2000 and this has continued through Q2 00. As a result, volumes of inspection and testing have increased.

Revenues in North America increased in Q2 00 over Q2 99, primarily due to an increase in market share, price increases in the United States and a new coal sampling and analysis contract in Canada which commenced in Q1 00. Revenues in Europe in Q2 00 suffered from a reduction in agricultural inspections due to the non-continuance of a short term EEC food aid programme. This reduction was partially offset by the revenues from a new outsourcing agreement with B.P. Amoco Oil Analytical Technology in the United Kingdom which commenced in March 2000. Under this agreement, Caleb Brett have formed an alliance with B.P. Amoco whereby Caleb Brett provides analytical testing and other services to B.P. Amoco Oil and other members of the B.P. Amoco group. The expertise of Caleb Brett and B.P. Amoco will be combined in a new centre for excellence which is due to be set up by Caleb Brett on September 1, 2000. Revenues in Asia continued to grow well, aided by acquisitions made in 1999 and the minerals testing work which was transferred from the discontinued Bondar Clegg division.

Operating income grew faster than revenues in Q2 00 compared to Q2 99, largely due to the new B.P. Amoco outsourcing agreement. During Q2 00, B.P. Amoco retained the costs of operating their analytical testing facility so we had the benefit of increased revenues without the associated operating costs. Once the new testing facility opens in Q3 00 and the B.P. personnel and assets have been transferred to ITS, our operating costs will increase and margins will be reduced. The new coal contract in Canada also contributed to the increased operating margin in Q2 00.

At comparable rates, revenues for HY 00 increased by 14.1% over HY 99. At actual rates, the increase was 14.8%. In HY 00, approximately 60% of revenues were generated in the American and Asian regions which benefited from currency translation gains and 40% of revenues were in the European region which suffered currency translation losses.

The increase in revenues in HY 00 over HY 99 was attributable to the increase in market share in the United States and Canada, the B.P. outsourcing contract in the United Kingdom, expansion in West

Africa and Asia offset by the reduction in the food aid programme and the cessation of the Nigerian oil export monitoring scheme on March 31, 1999.

Operating income increased L1.0 million or 13.2% at comparable rates in HY 00 over HY 99. The operating margin remained steady at 10.5%. The increased operating income generated by the new coal and outsourcing contacts was offset by lower income from the food aid programme and the cessation of the Nigerian oil export monitoring scheme.

In Q1 00, Caleb Brett sold a small loss adjusting business in Chile for L0.2 million. This was a non-core activity with insufficient growth potential.

In Q2 00, Caleb Brett acquired two small businesses in Iran and Norway at a cost of L0.4 million and L0.2 million respectively.


ETL SEMKO

Operating results


                                                Q2 99           Q2 00         Growth           HY 99          HY 00          Growth
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Revenues                                         21.8            25.6            3.8            43.7           48.7             5.0
Actual growth                                                                  17.4%                                          11.4%
Comparable growth                                                              13.8%                                           8.7%

Operating income                                  3.6             4.0            0.4             6.4            7.6             1.2
Actual growth                                                                  11.1%                                          18.8%
Comparable growth                                                              11.1%                                          17.2%
Operating margin                                16.5%           15.6%                          14.6%          15.6%
                                         ------------    ------------   ------------    ------------   ------------    ------------



Revenues in ETL SEMKO grew by L3.8 million or 13.8% at comparable rates in Q2 00 over Q2 99.

In the Americas the increase was largely attributable to expansion of the testing and certification of telecommunications equipment. In June 2000, The Federal Communications Commission ("FCC") in the United States designated ETL SEMKO, Americas as a Telecommunications Certification Body. This allows us to test and certify information technology and telecommunications equipment to FCC requirements. We have used this accreditation to streamline the approval process for our manufacturing clients which should lead to additional revenue opportunities for our clients and ourselves. American revenues in Q2 00 also benefited from the acquisition of Integral Sciences, Inc which was completed in November 1999.

European and Asian revenues increased in Q2 00 due to the expansion of electro magnetic compatibility testing in Sweden and Taiwan, and the growth of business in the United Kingdom and Germany were helped by acquisitions made in 1999.

Operating income in Q2 00 increased by L0.4 million in line with revenues although operating margins have been slightly reduced due to the cost of integrating the acquisitions and increased goodwill amortisation.

At comparable rates, revenues for HY 00 increased by 8.7% over HY 99. At actual rates the increase was 11.4%. The American and Asian regions, which accounted for approximately 80% of revenues in HY 00, benefited from currency translation gains in HY 00 due to the strength of the USD and dollar related currencies against GBP. The European region suffered currency translation losses due to the strength of GBP against the Euro and other European currencies.

The increase in revenues in HY 00 over HY 99 was largely due to the impact of acquisitions made in 1999 and growth in telecommunications testing. Revenues in HY 99 included L2.3 million from our Quality Management operations in Europe. In March 1999 we sold our controlling interest in these operations and reduced our holding from 51% to 49% as a result of which revenues from these operations are excluded from our group revenues from April 1, 1999. Without this change in accounting, ETL SEMKO revenues would have increased by L7.3 million or 16.7% at actual rates in HY 00 over HY 99.

Operating income increased L1.2 million or 17.2% at comparable rates in HY 00 over HY 99. The operating margin increased by 1.0% in HY 00 over HY 99. Operating income in HY 99 included 100% of the operating income from our European Quality Management operations. From April 1, 1999 only 49% of Quality Management income was included in our group income. Without this change in accounting, operating income would have increased L1.7 million or 26.5% at actual rates in HY 00 over HY 99. Operating income in HY 00 benefited from improved efficiency in Asia, particularly in Hong Kong where operating income has increased over 120% in HY 00 over HY 99 and operating margin increased from 15% to 28%.

In Q1 00 we acquired the assets of a small laboratory in Italy from Electrolux for L0.1 million. This laboratory carries out Electro Magnetic Compatibility testing providing us with a facility in the fast growing Italian market and strengthening our existing relationship with Electrolux.

In Q1 00 we acquired the Radio Communications Testing operation of ERA Technology in the United Kingdom for L0.1 million. This operation was merged into our existing facility at Leatherhead and will help us to penetrate the mobile telephone handset testing market in the United Kingdom. Capital expenditure of L1.0 is required to upgrade the testing facility and equipment.


Labtest

Operating results


                                                Q2 99           Q2 00         Growth           HY 99          HY 00          Growth
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Revenues                                         20.7            24.7            4.0            37.2           44.3             7.1
Actual growth                                                                  19.3%                                          19.1%
Comparable growth                                                              15.5%                                          16.4%

Operating income                                  7.3             8.2            0.9            10.8           12.9             2.1
Actual growth                                                                  12.3%                                          19.4%
Comparable growth                                                               8.2%                                          15.7%
Operating margin                                35.3%           33.2%                          29.0%          29.1%
                                         ------------    ------------   ------------    ------------   ------------    ------------



Revenues in Labtest grew by L4.0 million or 15.5% at comparable rates in Q2 00 over Q2 99.

The growth in revenues in Labtest is driven by our business in Asia and to a lesser extent in Europe. The growth is wholly organic and we attribute it to a number of factors, including the continually increasing sourcing of consumer goods from Asia and developing countries.

About 40% of Labtest revenues are derived from textiles testing which has grown 21% in Q2 00 compared to Q2 99. We attribute the growth in textiles testing to the trend to source more styles and colour choices to consumers, the increase in the quality consciousness of buyers which leads to more comprehensive testing and technological advances in the development of new fibres. The volume of toys testing has also continued to grow, with revenues 23% higher in Q2 00 compared to Q2 99.

Code of Conduct work which is a new sector of inspection in Labtest added L0.7 million to revenues in Q2 00 and is continuing to expand. This work has resulted from consumers and pressure groups being increasingly concerned about the social and safety conditions to which workers in developed and developing countries are subjected. Code of Conduct audit work includes factory inspections, document review and employee interviews.

Operating income in Labtest grew by L0.9 million or 8.2% at comparable rates in Q2 00 over Q2 99 and 12.8% at actual rates. Operating income from textiles, toys and code of conduct work increased in Q2 00 over Q1 00.

At comparable rates, revenues for HY 00 increased by 16.4% over HY 99. At actual rates the increase was 19.1%. As the Labtest business is predominantly in Asia, revenues and operating income in HY 00 and Q2 00 have benefited from currency translation gains due to the strength of the Hong Kong Dollar against GBP.

Revenues from textiles and toys testing increased L5.2 million in HY 00 over HY 99 and Code of Conduct revenues increased by L1.2 million.

Operating income increased L2.1 million or 15.7% at comparable rates in HY 00 over HY 99 and the operating margin remained steady at around 29%.


Foreign Trade Standards

Operating results                               Q2 99           Q2 00        Decline           HY 99          HY 00         Decline
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Revenues                                         12.5            10.8           (1.7)           27.5           21.5            (6.0)
Actual decline                                                               (13.6)%                                        (21.8)%
Comparable decline                                                           (14.4)%                                        (22.9)%

Operating income                                  1.2             0.9           (0.3)            3.0            1.6            (1.4)
Actual decline                                                               (25.0)%                                        (46.7)%
Comparable decline                                                           (25.0)%                                        (46.7)%
Operating margin                                 9.6%            8.3%                          10.9%           7.4%
                                         ------------    ------------   ------------    ------------   ------------    ------------




Revenues in FTS decreased by L1.7 million or 14.4% at comparable rates in Q2 00 over Q2 99. This decrease was due to our reduced participation in the Nigerian pre-shipment inspection programme and the sale of our technical services operation in the United States. Revenues from other FTS work increased by L1.5 million in HY 00 over HY 99. The new pre-shipment inspection programmes in Bangladesh, which started in March 2000, the former Soviet Republic of Georgia, which started in August 1999, and Argentina which started in June 1999, all contributed to results in Q2 00. The volume of inspections carried out for the Saudi Arabian Standards Authority also increased in Q2 00 over Q2 99.

Operating income decreased by L0.3 million or 25% in Q2 00 over Q2 99 due to the reduction in inspections from Nigeria and the sale of the technical services operation.

Revenues in HY 00 decreased by L6.0 million or 22.9% at comparable rates. At actual rates, the decrease was 21.8%. The decrease was due to the reduction in inspections from Nigeria and the sale of the technical services operation.

Operating income decreased by L1.4 million or 46.7% in HY 00 over HY 99 for reasons explained above.

The pre-shipment inspection programme in Ghana ceased in March 2000 but our involvement was extended to June 2000 to facilitate the transition to a destination inspection scheme. Revenues from Ghana have reduced substantially this year and will cease in Q3 00. Revenues from Ghana were L1.7 million in HY 00 and L1.0 million in HY 99. We are actively involved in the tender process for a number of new programmes, with the expectation of winning at least one significant contract in the year 2000.

Following the cessation of the old Nigerian pre-shipment inspection programmes, we restructured the FTS division at a cost of L2.1 million in HY 99. We have reported these costs as exceptional operating costs in our financial statements and they are excluded from operating income in the above table.


Central costs

                                                Q2 99           Q2 00       Increase           HY 99          HY 00        Increase
                                                   Lm              Lm             Lm              Lm             Lm              Lm
                                         ------------    ------------   ------------    ------------   ------------    ------------
Operating costs                                   1.2             1.4            0.2             2.2            2.4             0.2
Actual decline                                                                 16.7%                                           9.1%
Comparable decline                                                             16.7%                                           9.1%
                                         ------------    ------------   ------------    ------------   ------------    ------------




Central costs comprise the costs of our corporate head office in London, our tax and human resources team in the United States and costs associated with non-trading holding companies. Principally these costs comprise salaries, property rental, travel and legal and professional fees. The increase in costs in Q2 00 includes increased investment in e-commerce.


Effects of U.S. GAAP adjustments on operating income

Our financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP are described in note 12 of the financial statements.

Financial condition and liquidity

At June 30, 2000 we had cash of L19.9 million compared to L20.2 million at December 31, 1999.

Our operating activities generated net cash inflow of L23.5 million in HY 00 compared to L32.1 million in HY 99. Cash received from the Nigerian government was L1.3 million in HY 00 compared to L17.5 million received in HY 99. Excluding the impact of Nigeria, cash generated by operating activities increased by L7.6 million in HY 00 over HY 99. Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements.

We spent L8.7 million on tangible fixed assets in HY 00 compared to L5.1 million in HY 99. This is mostly expenditure on laboratory and I.T. equipment. The increase of L3.5 million is mostly in the ETL SEMKO division where L1.0 million was invested in upgrading the testing facilities of the newly acquired Radio Communications Testing business in the United Kingdom, L1.9 million was spent on acquiring two new EMC testing chambers in the United States, the facility in Atlanta was relocated at a cost of L0.3 million and a new fire test facility was opened in Lexington at a cost of L0.3 million.

We spent L0.9 million on acquisitions in HY 00 compared to L4.1 million in HY
99. In HY 00, we received L2.4 million for the disposal of Bondar Clegg, the technical services division of FTS and the Caleb Brett loss adjusting business in Chile. The closure of Bondar Clegg cost L0.9 million in termination payments and we are due to receive further consideration of L0.4 million in 2001 and 2002. In HY 99, we received L3.2 million for the disposal of our Compliance Engineering magazine business and our controlling share of ETL SEMKO's Quality Management business.

At June 30, 2000, our total borrowings were L328.6 million less unamortised debt issuance costs of L9.1 million. The following table gives a detailed breakdown:


Borrowings


                                                    December 31,        June 30,
                                                            1999            2000
                                                              Lm              Lm
                                                    ------------    ------------
Senior Subordinated Notes                                  126.1           134.4
Senior Term Loan A                                          61.6            61.6
Senior Term Loan B                                          34.9            36.2
Senior Revolving Credit Facility                            10.4            16.4
Parent Subordinated PIK Debentures                          70.1            79.8
Other borrowings                                             0.6             0.2
                                                    ------------    ------------
Total borrowings                                           303.7           328.6
Debt issuance costs                                        (10.0)           (9.1)
                                                    ------------    ------------
Net borrowings                                             293.7           319.5
                                                    ============    ============



Apart from a small amount of the Revolving Credit Facility, our borrowings are denominated in currencies other than GBP, which are affected by exchange rate fluctuations. In HY 00, we made scheduled repayments of L3.3 million of our Senior Term A Loans and repaid L0.4 million of other loans. There were no scheduled repayments of the Senior Subordinated Notes and Senior Term B Loans in HY 00. We drew L6.0 million on the Senior Revolver in HY 00 to fund acquisitions and working capital.

Additional Parent Subordinated PIK Debentures totalling L4.6 million were issued in lieu of cash for interest due on the Parent Subordinated PIK Debentures for the periods set out below.


Issue of Parent Subordinated PIK Debentures


Periods of interest                                                           Lm
                                                                    ------------
November 2, 1999 to February 1, 2000                                         2.3
February 2, 2000 to May 1, 2000                                              2.3
                                                                    ------------
Total                                                                        4.6
                                                                    ============



In HY 00, we paid interest and finance charges of L11.2 million (HY 99: L11.1 million) on our borrowings. These figures exclude interest relating to the Parent Subordinated PIK Debentures which was funded by further issues of such securities.

We paid dividends of L2.0 million to minority shareholders in HY 00 compared to L1.4 million in HY 99.

At June 30, 2000 we were owed L15.6 million by the Nigerian government. Of this total, L13.6 million relates to inspection work carried out in the period October 1998 to March 1999 under pre-shipment inspection programmes which are no longer operating. We are holding payments from exporters of L5.3 million as advance payments against this debt. The balance of the debt of L2.0 million relates to inspection work carried out under the new programmes for the period February to June 2000. These debts are 100% provided against in our financial statements, however their non-payment reduces our operating cash flow and we have used our revolving credit facility to fund working capital. We are constantly lobbying the Nigerian government for payment and our latest information is that the payments relating to the old debt will be received this year.

We anticipate that available cash, cash flows from operations and borrowing availability under our Revolving Credit Facility will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. However, to the extent that we should desire to increase our financial flexibility and capital resources or choose or be required to fund future capital commitments from sources other than operating cash or from borrowings under our existing credit facility, we may consider raising additional capital by increasing the credit facility or through the raising of additional equity. There can be no assurance, however, that additional capital will be available to us on acceptable terms, if at all.

Our ability to meet our debt repayments in the longer term will depend upon the achievement of our business plan. There can be no assurance that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our indebtedness, or make necessary capital expenditures.

In order to purchase the business from Inchcape plc, we raised finance in the form of Senior Subordinated Notes, Senior Term Loans and Parent Subordinated PIK Debentures. Subject to the provisions under which these Loans were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to Intertek Finance plc or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions or loans or advances to the Company.

Investigations by the U.S. Environmental Protection Agency

Two of our subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency ("EPA"). Details of each investigation are given below:


Caleb Brett USA, Inc. -- Linden, New Jersey

In February 1997, Caleb Brett, through its routine quality assurance and quality control procedures, discovered evidence of false testing results at the Caleb Brett laboratory in Linden, New Jersey, which involved testing of gasoline to certain standards set by the EPA.

Caleb Brett promptly reported its findings to the EPA who referred the matter to the U.S. Department of Justice. Civil and criminal investigations are underway.

In September 1999, the Department of Justice announced that three laboratory supervisors pleaded guilty to criminal charges that they participated in a scheme to falsify chemical analyses of gasoline. The Department of Justice initially announced that Caleb Brett was not considered a target of this ongoing investigation. Recently, Caleb Brett have been advised by the government that it is a target of the environmental investigation and Caleb Brett USA expects that a criminal charge will be filed against it.

As part of the co-operation with the EPA, Caleb Brett appointed a Compliance Director and introduced more stringent compliance protocols which have been presented to the EPA. These compliance procedures are now fully implemented.

It is not yet possible to estimate the cost of any civil or criminal penalties arising from this matter. Caleb Brett is presently in negotiations with the U.S. government to resolve this matter and on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on our business and financial position. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed.


Intertek Testing Services Environmental Laboratories, Inc.

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. ("ITS Environmental") discovered certain discrepancies in reported testing results at its facility in Richardson, near Dallas, Texas ("Dallas"). A further investigation by the Quality Assurance/Quality Control department of ITS Environmental revealed that technicians at the Dallas facility had at various times manually integrated data and improperly calibrated test equipment in a way that may have skewed the accuracy of the test results that have been reported, but not necessarily the basic data recorded in the testing equipment.

ITS Environmental promptly reported these discrepancies to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered evidence of false reporting beyond that initially discovered and disclosed by ITS Environmental.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A. and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

After commercial operations ceased in August 1998, the facility was used to reprocess the original data. The reprocessing is complete and the facility is now closed. ITS Environmental developed what it believed to be an effective data screening and reprocessing method. The reprocessing effort was aimed at providing clients with data of known quality. The EPA have advised ITS Environmental that the reprocessing is not acceptable to the EPA for clean up or compliance purposes. Nevertheless, ITS Environmental believes that it can establish the scientific integrity of the reprocessing work.

ITS Environmental continues to co-operate fully with the government investigation. To date, no action has been brought against ITS Environmental by the EPA.

On December 9, 1999, a complaint was filed in federal court in Chicago, Illinois against Intertek Testing Services Environmental Laboratories, Inc. seeking declaratory judgement and damages arising from analyses performed between 1991 and 1997. On December 17, 1999, a complaint was filed in state court in Kansas City, Missouri, against Intertek Testing Services Limited seeking damages from improper testing and analysis. On January 12, 2000, a third complaint was filed in state court in Los Angeles, California, against Intertek Testing Services Limited and Intertek Testing Services Environmental Laboratories, Inc. seeking damages arising for improper testing and analysis and alleging fraud.

All three cases are in the preliminary stages and we are unable to predict the outcome of these actions. We are unable to estimate the cost of any civil or criminal penalties arising from this investigation. However, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on our business and our financial position. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed. Our group professional indemnity insurance policy may respond at least to legal costs, civil damages and third party claims. With our broker, we are seeking acceptance of the loss by the insurer. We have made initial claims for L2.5 million for legal costs.


Information Technology

Each of our divisions is responsible for the information technology needed to serve its clients, including laboratory information management systems, inspection reporting systems, and order processing and ledger accounting systems. Other systems requiring global co-ordination, such as accounting consolidation and e-mail, are managed through our head office.

To date, we have not experienced any material Year 2000 issues and we are not aware of any material Year 2000 issues experienced by our major suppliers and customers. We estimate that we spent approximately L2.0 million in 1999 on remedial and replacement work for both IT systems and non-IT systems. This figure includes expenditure on projects where the replacement of a non-compliant system had been accelerated but excludes operating costs associated with time spent by employees in the evaluation and implementation process and Year 2000 compliance matters generally.


Euro

On January 1, 1999, eleven of the European Union member states, including seven countries in which we operate, established fixed conversion rates between their existing currencies and adopted one common currency, the Euro. The conversion to the Euro eliminates currency exchange rate risk among the eleven member countries.

The currencies of the eleven member states remain legal tender in the participating countries during a three-year transition period from January 1, 1999 through January 1, 2002. Effective January 1, 1999, the Euro is traded on currency exchanges and is available for non-cash transactions during the three-year transitional period. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the participating countries will withdraw all bills and coins and use the Euro as their legal currency.

Our operating units affected by the Euro have established plans to address the issues raised by the conversion. These issues, among others, include such matters as pricing, continuity of contracts, accounting and financial reporting, taxation, treasury activities and computer systems. A number of our operating units in France and Portugal have converted their systems and began reporting in Euros during Q1 00. We anticipate that the remaining operating units will convert their local records to the Euro during the three-year transition period.

Although we have not identified any immediate problems, we cannot be certain that the harmonisation of currencies in Europe will not have a material adverse impact on the operating results, financial position or liquidity of our European businesses.

Intertek Testing Services Limited

Consolidated Statements of Operations


                                                                                                             (Unaudited)
                                                                                                   --------------------------------
                                                                                                    Six months to     Six months to
                                                                                                         June 30,          June 30,
                                                                                                             1999              2000
                                                                                          Notes              L000              L000
                                                                                                   --------------    --------------
Revenues
Continuing operations                                                                                     173,093           188,773
Discontinued operations                                                                                     5,631               685
                                                                                                   --------------    --------------
Group revenues                                                                                3           178,724           189,458
Operating costs                                                                                          (147,741)         (166,222)
                                                                                                   --------------    --------------
Group operating income                                                                                     30,983            23,236
Share of operating profit in associates                                                                       226               392
                                                                                                   --------------    --------------
Total operating income                                                                                     31,209            23,628

-----------------------------------------------------------------------------------------------------------------------------------

Operating income/(loss) before exceptional items
Continuing operations                                                                                      24,843            27,512
Discontinued operations                                                                                    (1,254)             (699)
                                                                                                   --------------    --------------
                                                                                              3            23,589            26,813
Exceptional items credited/(charged) to operating income
Continuing operations                                                                         4             7,620            (1,185)
Discontinued operations                                                                       4               ---            (2,000)
                                                                                                   --------------    --------------
Total operating income                                                                                     31,209            23,628
                                                                                                   --------------    --------------

Operating income/(loss) after exceptional items
Continuing operations                                                                                      32,463            26,327
Discontinued operations                                                                                    (1,254)           (2,699)
                                                                                                   --------------    --------------
Total operating income                                                                                     31,209            23,628

-----------------------------------------------------------------------------------------------------------------------------------

Non-operating exceptional items
Continuing operations                                                                         4             2,410            (3,016)
Discontinued operations                                                                       4               ---           (12,170)
                                                                                                   --------------    --------------
Total non-operating exceptional items                                                                       2,410           (15,186)
                                                                                                   --------------    --------------

Income on ordinary activities before net interest                                                          33,619             8,442
Net interest expense                                                                          5           (16,259)          (17,185)
                                                                                                   --------------    --------------
Income/(loss) before taxation                                                                              17,360            (8,743)
Taxation                                                                                      6            (5,300)           (5,574)
                                                                                                   --------------    --------------
Income/(loss) after taxation                                                                               12,060           (14,317)
Minority interests                                                                                         (1,523)           (1,393)
                                                                                                   --------------    --------------
Net income/(loss) for the group and its share of associates                                                10,537           (15,710)
                                                                                                   ==============    ==============




The accompanying notes on pages F-6 to F-31 are an integral part of these financial statements.

Intertek Testing Services Limited

Consolidated Statements of Operations


                                                          (Unaudited)
                                                --------------------------------
                                                  Three months      Three months
                                                   to June 30,       to June 30,
                                                          1999              2000
                                                          L000              L000
                                                --------------    --------------
Revenues
Continuing operations                                   88,570           100,637
Discontinued operations                                  3,063                 9
                                                --------------    --------------
Group revenues                                          91,633           100,646
Operating costs                                        (71,868)          (84,914)
                                                --------------    --------------
Group operating income                                  19,765            15,732
Share of operating profit in associates                    215               195
                                                --------------    --------------
Total operating income                                  19,980            15,927

--------------------------------------------------------------------------------

Operating income/(loss) before exceptional
 items
Continuing operations                                   14,767            16,555
Discontinued operations                                   (537)              (38)
                                                --------------    --------------
                                                        14,230            16,517
Exceptional items credited/(charged) to
 operating income
Continuing operations                                    5,750               410
Discontinued operations                                    ---            (1,000)
                                                --------------    --------------
Total operating income                                  19,980            15,927
                                                --------------    --------------
Operating income/(loss) after exceptional
 items
Continuing operations                                   20,517            16,965
Discontinued operations                                   (537)           (1,038)
                                                --------------    --------------
Total operating income                                  19,980            15,927

--------------------------------------------------------------------------------

Non-operating exceptional items
Continuing operations                                      166               (57)
Discontinued operations                                    ---               (61)
                                                --------------    --------------
Total non-operating exceptional items                      166              (118)
                                                --------------    --------------
Income on ordinary activities before net
 interest                                               20,146            15,809
Net interest expense                                    (8,190)           (9,073)
                                                --------------    --------------
Income before taxation                                  11,956             6,736
Taxation                                                (4,367)           (3,783)
                                                --------------    --------------
Income after taxation                                    7,589             2,953
Minority interests                                        (761)             (779)
                                                --------------    --------------
Net income for the group and its share of
 associates                                              6,828             2,174
                                                ==============    ==============



The accompanying notes on pages F-6 to F-31 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Balance Sheets


                                                                                                                         (Unaudited)
                                                                                                                     --------------
                                                                                                     December 31,          June 30,
                                                                                                             1999              2000
                                                                                          Notes              L000              L000
                                                                                                   --------------    --------------
ASSETS
Current assets
Cash                                                                                         11            20,150            19,901
Trade receivables                                                                                          70,103            73,711
Inventories                                                                                                 2,614             1,697
Other current assets                                                                                       15,631            21,465
                                                                                                   --------------    --------------
Total current assets                                                                                      108,498           116,774
Goodwill                                                                                                   15,814            16,192
Property, plant and equipment, net                                                                         53,746            56,455
Investments                                                                                                   503               797
                                                                                                   --------------    --------------
Total assets                                                                                              178,561           190,218
                                                                                                   ==============    ==============
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Borrowings (including current portion of long term borrowings)                                7            15,429            24,960
Accounts payable, accrued liabilities and deferred income                                                  69,477            74,466
Income taxes payable                                                                                        5,368             6,737
                                                                                                   --------------    --------------
Total current liabilities                                                                                  90,274           106,163
Long term borrowings                                                                          7           278,236           294,567
Provisions for liabilities and charges                                                                      6,789             7,054
Minority interests                                                                                          5,721             5,340
Shareholders' deficit
Ordinary shares                                                                                               808               808
Redeemable preference shares                                                                              105,478           105,478
Shares to be issued                                                                                         2,793             2,793
Premium in excess of par value                                                                              3,635             3,635
Accumulated deficit                                                                                      (315,173)         (335,620)
                                                                                                   --------------    --------------
Total shareholders' deficit                                                                              (202,459)         (222,906)
                                                                                                   --------------    --------------
Total liabilities and shareholders' deficit                                                               178,561           190,218
                                                                                                   ==============    ==============




The accompanying notes on pages F-6 to F-31 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Statements of Cash Flows


                                                                                                             (Unaudited)
                                                                                                   --------------------------------
                                                                                                    Six months to     Six months to
                                                                                                    June 30, 1999     June 30, 2000
                                                                                          Notes              L000              L000
                                                                                                   --------------    --------------
Total operating cash inflow                                                                   9            32,084            23,517
Returns on investments and servicing of finance                                              10           (12,519)          (13,253)
Taxation                                                                                                   (2,485)           (4,777)
Capital expenditure and financial investment                                                 10            (5,144)           (8,686)
Acquisitions and disposals                                                                   10              (863)              586
                                                                                                   --------------    --------------
Cash inflow/(outflow) before financing                                                                     11,073            (2,613)

Financing                                                                                    10                15             2,339
                                                                                                   --------------    --------------
Increase/(decrease) in cash in the period                                                                  11,088              (274)
                                                                                                   --------------    --------------
Reconciliation of net cash flow to movement in net debt                                      11

Increase/(decrease) in cash in the period                                                                  11,088              (274)

Cash inflow/(outflow) from movement in debt                                                                19,910            (2,249)
                                                                                                   --------------    --------------
Change in net debt resulting from cash flows                                                               30,998            (2,523)
Debt issued in lieu of interest payment                                                                    (4,013)           (4,606)
Acquisitions and disposals                                                                                 (1,587)             (728)
Other non-cash movements                                                                                     (960)           (1,011)
Exchange adjustments                                                                                      (13,933)          (17,243)
                                                                                                   --------------    --------------
Movement in net debt in the period                                                                         10,505           (26,111)
Net debt at the start of the period                                                                      (279,001)         (273,515)
                                                                                                   --------------    --------------
Net debt at the end of the period                                                                        (268,496)         (299,626)
                                                                                                   ==============    ==============




The accompanying notes on pages F-6 to F-31 are an integral part of these financial statements.

Intertek Testing Services Limited

Consolidated Statements of Total Recognised Gains and Losses


                                                          (Unaudited)
                                                --------------------------------
                                                 Six months to     Six months to
                                                 June 30, 1999     June 30, 2000
                                                          L000              L000
                                                --------------    --------------
Net income/(loss) from subsidiaries                     10,451           (15,656)
Net income/(loss) from associates                           86               (54)
                                                --------------    --------------
                                                        10,537           (15,710)
Exchange adjustments                                   (11,813)          (14,779)
                                                --------------    --------------
Total recognised gains and losses                       (1,276)          (30,489)
                                                ==============    ==============



There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.


Consolidated Statements of Changes in Shareholders' Deficit


                                                                          (Unaudited)
                              ---------------------------------------------------------------------------------------------------
                                                  Redeemable                         Premium in
                                   Ordinary       preference      Shares to be    excess of par      Accumulated
                                     shares           shares            issued            value          deficit            Total
                                       L000             L000              L000             L000             L000             L000
                              -------------    -------------     -------------    -------------    -------------    -------------
Balance at January 1, 1999              336           86,657             2,793            3,018         (314,212)        (221,408)
Net income                              ---              ---               ---              ---           10,537           10,537
Issue of shares                         472           18,821               ---              617              ---           19,910
Exchange adjustments                    ---              ---               ---              ---          (11,813)         (11,813)
                              -------------    -------------     -------------    -------------    -------------    -------------
Balance at June 30, 1999                808          105,478             2,793            3,635         (315,488)        (202,774)
                              =============    =============     =============    =============    =============    =============
Balance at January 1, 2000              808          105,478             2,793            3,635         (315,173)        (202,459)
Net loss                                ---              ---               ---              ---          (15,710)         (15,710)
Goodwill adjustments                    ---              ---               ---              ---           10,042           10,042
Exchange adjustments                    ---              ---               ---              ---          (14,779)         (14,779)
                              -------------    -------------     -------------    -------------    -------------    -------------
Balance at June 30, 2000                808          105,478             2,793            3,635         (335,620)        (222,906)
                              =============    =============     =============    =============    =============    =============



Included in accumulated deficit is L282.6 million relating to goodwill (at June 30, 1999: L282.9 million). This comprises goodwill of L280.9 written off to reserves in relation to the acquisition of subsidiaries prior to December 1997 (at June 30, 1999: L282.1 million) and L1.7 million amortised goodwill in relation to acquisitions from January 1, 1998 (at June 30, 1999: L0.8 million).


The accompanying notes on pages F-6 to F-31 are an integral part of these financial statements.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

1.  Basis of presentation

The accompanying consolidated financial statements of the Company and its subsidiaries at June 30, 2000, for the six months to June 30, 2000 and for the three months to June 30, 2000 are unaudited. In the opinion of the Directors, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included. The results of these periods are not necessarily indicative of results for the entire year and have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP") -- see note 12.

For the purpose of these condensed consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted. These unaudited statements should be read in conjunction with the audited financial statements and notes as of and for the year ended December 31, 1999.


2.  Accounting policies

The significant accounting policies adopted by the Company and its subsidiaries are set out below.


Basis of consolidation

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes.

The consolidated statements of income of the Company include their respective shares of income from associated undertakings. The consolidated balance sheets of the Company includes interests in associates at their respective shares of the net tangible assets.


Use of estimates

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group's actual results may differ from the amounts reported and disclosed in the financial statements.


Foreign currencies

The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements.

The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses as a movement in shareholders' equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders' equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders' equity are also reflected as movements in shareholders' equity/(deficit). All other exchange differences are dealt with in operations.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Accounting policies (continued)

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings...                   2%
Short leasehold land and buildings.........................        term of lease
Plant, machinery and equipment.............................         10% -- 33.3%




Leases

Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of rentals payable is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight-line basis over the periods of the leases.


Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.


Revenues

Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognised when the relevant service is completed or goods delivered.


Taxation

Deferred taxation is provided using the liability method at current taxation rates on timing differences to the extent that the directors consider that it is probable that a liability or asset will crystallise.


Pension benefits

Liabilities under defined contribution pension schemes are charged to operations when incurred. ITS has a number of defined benefit pension schemes for which contributions are based on triennial actuarial valuations. Pension charges in operations have been calculated at a substantially level percentage of current and expected future pensionable payroll, with variations from regular cost spread over the expected remaining service lives of employees.


Goodwill and other intangible assets

Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and Intangible Assets, and is amortised on a straight line bases over its estimated useful life, which is up to 20 years. Other intangible assets, such as non compete covenants, are amortised over the term of the agreement, generally between two to five years. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account.


Derivative financial instruments

ITS uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Accounting policies (continued)

Derivative financial instruments (continued)

considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a "synthetic alteration" (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An Interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered hedges of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value with the resulting unrealised gains and losses included in the statement of operations.

Forward exchange contracts. Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

Interest rate cap agreements. Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

Interest rate swaps. Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.


3.  Segment information

ITS comprises four divisions which are organised as follows: (1) Caleb Brett, which tests and inspects crude oil, petroleum products and chemicals and agricultural produce; (2) ETL SEMKO, which tests and certifies electrical and electronic products, telecommunication equipment, building products and heating, ventilation and air conditioning equipment; (3) Labtest, which tests and inspects textiles, toys and other consumer products and (4) Foreign Trade Standards, which provides independent pre-shipment inspection services to governments. The Bondar Clegg businesses, which tested minerals, were sold or closed by March 31, 2000 and this division is disclosed as a discontinued operation. Prior period results have been reclassified to reflect this presentation. The accounting policies of the divisions are the same as those described in the summary of accounting policies.


                                                 Six months to     Six months to
                                                      June 30,          June 30,
                                                          1999              2000
                                                          L000              L000
                                                --------------    --------------
Revenues
Caleb Brett                                             64,662            74,344
ETL SEMKO                                               43,676            48,694
Labtest                                                 37,229            44,286
Foreign Trade Standards                                 27,526            21,449
                                                --------------    --------------
Total continuing operations                            173,093           188,773
Discontinued operation                                   5,631               685
                                                --------------    --------------
Total                                                  178,724           189,458
                                                ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Segment information (continued)


                                                 Six months to     Six months to
                                                      June 30,          June 30,
                                                          1999              2000
                                                          L000              L000
                                                --------------    --------------
Operating income/(loss) before exceptional
 items
Caleb Brett                                              6,821             7,763
ETL SEMKO                                                6,395             7,634
Labtest                                                 10,819            12,915
Foreign Trade Standards                                  2,970             1,628
Central                                                 (2,162)           (2,428)
                                                --------------    --------------
Total continuing operations                             24,843            27,512
Discontinued operation                                  (1,254)             (699)
                                                --------------    --------------
Total                                                   23,589            26,813
                                                ==============    ==============
Operating exceptional items by division
Foreign Trade Standards                                  6,528            (1,185)
Caleb Brett                                              1,092               ---
                                                --------------    --------------
Total continuing operations                              7,620            (1,185)
Discontinued operation -- Environmental                    ---            (2,000)
                                                --------------    --------------
Total                                                    7,620            (3,185)
                                                ==============    ==============
Non -- operating exceptional items
ETL SEMKO                                                2,410               ---
Caleb Brett                                                ---              (331)
Foreign Trade Standards                                    ---            (2,685)
                                                --------------    --------------
Total continuing operations                              2,410            (3,016)
Discontinued operation -- Bondar Clegg                     ---           (12,170)
                                                --------------    --------------
Total                                                    2,410           (15,186)
                                                ==============    ==============
Revenues by geographic origin
Americas                                                70,285            82,312
Europe, Africa and Middle East                          59,998            54,224
Asia and Far East                                       42,810            52,237
                                                --------------    --------------
Total continuing operations                            173,093           188,773
Discontinued operation                                   5,631               685
                                                --------------    --------------
Total                                                  178,724           189,458
                                                ==============    ==============
Revenues from significant countries of
 origin
United States                                           58,873            64,166
United Kingdom                                          29,019            27,054
Hong Kong                                               19,000            25,841
Others (each under 10% of total)                        66,201            71,712
                                                --------------    --------------
Total continuing operations                            173,093           188,773
Discontinued operation                                   5,631               685
                                                --------------    --------------
Total                                                  178,724           189,458
                                                ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Segment information (continued)


                                                 Six months to     Six months to
                                                      June 30,          June 30,
                                                          1999              2000
                                                          L000              L000
                                                --------------    --------------
Operating income/(loss) before exceptional
 items
Americas                                                 6,182             7,017
Europe, Africa and Middle East                           5,482             4,821
Asia and Far East                                       13,179            15,674
                                                --------------    --------------
Total continuing operations                             24,843            27,512
Discontinued operation                                  (1,254)             (699)
                                                --------------    --------------
Total                                                   23,589            26,813
                                                ==============    ==============
Operating income/(loss) before exceptional
 items from significant countries
United States                                            4,711             5,556
Hong Kong                                                6,010             8,176
Others (each under 10% of total)                        14,122            13,780
                                                --------------    --------------
Total continuing operations                             24,843            27,512
Discontinued operation                                  (1,254)             (699)
                                                --------------    --------------
Total                                                   23,589            26,813
                                                ==============    ==============
Revenues by geographic area of destination
Americas                                                72,719            81,063
Europe, Africa and Middle East                          57,179            54,870
Asia and Far East                                       43,195            52,840
                                                --------------    --------------
Total continuing operations                            173,093           188,773
Discontinued operation                                   5,631               685
                                                --------------    --------------
Total                                                  178,724           189,458
                                                ==============    ==============
Revenues from significant destinations
United States                                           58,214            62,776
Hong Kong                                               18,621            23,558
Others (each under 10% of total)                        96,258           102,439
                                                --------------    --------------
Total continuing operations                            173,093           188,773
Discontinued operation                                   5,631               685
                                                --------------    --------------
Total                                                  178,724           189,458
                                                ==============    ==============




Unallocated costs

Cash, borrowings and income tax are managed centrally and are therefore not allocated to the divisions. Interest expense and income and income tax expense are therefore not allocated to the divisions.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

4.  Exceptional items


                                                 Six months to     Six months to
                                                      June 30,          June 30,
                                                          1999              2000
                                                          L000              L000
                                                --------------    --------------
Exceptional credits/(charges) to operating
 income:
Continuing operations:
Foreign Trade Standards
 Nigeria                                                 8,629            (1,185)
 Restructuring                                          (2,101)              ---
                                                --------------    --------------
                                                         6,528            (1,185)
Caleb Brett -- Nigeria                                   1,092               ---
                                                --------------    --------------
Total continuing operations                              7,620            (1,185)
Discontinued operation -- Environmental                    ---            (2,000)
                                                --------------    --------------
Total operating exceptional items                        7,620            (3,185)
                                                ==============    ==============
Non-operating exceptional items:
ETL SEMKO -- gain on disposal                            2,410               ---
Caleb Brett -- loss on disposal                            ---              (331)
Foreign Trade Standards -- loss on disposal                ---            (2,685)
                                                --------------    --------------
Total continuing operations                              2,410            (3,016)
Discontinued operation -- Bondar Clegg loss
 on disposal and closure                                   ---           (12,170)
                                                --------------    --------------
Total non-operating exceptional items                    2,410           (15,186)
                                                ==============    ==============



Due to the irregular nature of payments received from the Nigerian government for inspection work carried out by FTS and Caleb Brett, in 1997, ITS introduced a policy of making full provision against invoices issued to this client and only reversing the provision when cash is received. The tax effect of the exceptional charge to income is nil (period from January 1 to June 30, 1999:
nil).

The exceptional charge to operating income of L2.1 million in respect of FTS in HY 99 resulted from the restructuring of this division following the termination of the old inspection programmes in Nigeria. The tax effect of this exceptional charge to income was L0.1 million.

The exceptional charge to operating income of L2.0 million for the discontinued Environmental division relates primarily to legal costs for the ongoing investigation by the Environmental Protection Agency. The tax effect of this exceptional charge is nil.

In January 2000, the loss adjusting business in Caleb Brett Chile was sold for proceeds of L0.2 million. This sale resulted in a loss on disposal of L0.3 million after deducting attributable goodwill of L0.5 million which was previously charged to reserves. The tax effect of this exceptional charge is nil.

In February 2000, FTS sold its technical services business in the United States for L1.0 million which resulted in a loss of L0.1 million. After deducting attributable goodwill of L2.6 million which was previously charged to reserves, the exceptional charge on this disposal was L2.7 million. The tax effect of this exceptional charge is nil.

The non-operating exceptional credit of L2.4 million in HY 00 resulted from the disposal of a non-core activity in the United States in the ETL SEMKO division. This credit was after deducting attributable goodwill of L1.1 million which was previously charged to reserves, from the disposal proceeds of L3.5 million. The tax effect of this exceptional credit was nil.

The non-operating exceptional charge of L12.2 million relates to the discontinuance of the Bondar Clegg division. The Bondar Clegg businesses in North and South America, Ghana and Mali were sold for L1.6 million and the businesses in Guinea, Eritrea and Burkina Faso were closed. The cash cost of terminating personnel and closing the operations was approximately L0.9 million. The net loss of L12.2 million is after charging attributable goodwill of L6.9 million which was previously written off to reserves. The tax effect of this exceptional charge is nil.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

5.  Net interest expense


                                                 Six months to     Six months to
                                                      June 30,          June 30,
                                                          1999              2000
                                                          L000              L000
                                                --------------    --------------
Interest expense and other charges
Senior Subordinated Notes                                6,392             6,677
Parent Subordinated PIK Debentures                       3,994             4,701
Senior Term Loan A                                       2,868             2,492
Senior Term Loan B                                       1,495             1,515
Senior Revolver                                            355               419
Other borrowings                                           432               314
Foreign exchange losses                                     87               269
Amortisation of debt issuance costs                        957             1,011
                                                --------------    --------------
                                                        16,580            17,398

Interest income
On bank balances                                          (321)             (213)
                                                --------------    --------------
Net interest expense                                    16,259            17,185
                                                ==============    ==============




6.  Taxation

The taxation charges on income before taxation and exceptional items for the six month periods ended June 30, 1999 and June 30, 2000 have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.


7.  Borrowings


                                                  December 31,          June 30,
                                                          1999              2000
                                                          L000              L000
                                                --------------    --------------
Due in less than one year:
Senior Term Loan A                                       4,726             8,398
Senior Revolver                                         10,360            16,400
Other borrowings                                           343               162
                                                --------------    --------------
                                                        15,429            24,960
                                                ==============    ==============
Due in more than one year:
Senior Subordinated Notes                              120,921           129,586
Senior Term Loan A                                      54,728            51,414
Senior Term Loan B                                      33,723            35,226
Parent Subordinated PIK Debentures                      68,609            78,289
Other borrowings                                           255                52
                                                --------------    --------------
                                                       278,236           294,567
                                                ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Borrowings (continued)

Maturity of borrowings:


                                                                                              Parent
                                Senior                                                  Subordinated
                          Subordinated    Senior Term     Senior Term         Senior             PIK           Other          Total
                                 Notes         Loan A          Loan B       Revolver      Debentures      borrowings     borrowings
                                  L000           L000            L000           L000            L000            L000           L000
                          ------------   ------------    ------------   ------------    ------------    ------------   ------------
Due in less than one year          ---          9,151             ---         16,400             ---             162         25,713
Due in one to two years            ---         36,884             ---            ---             ---              23         36,907
Due in 2 and 5 years               ---         15,593          36,222            ---             ---              23         51,838
Due in over 5 years            134,437            ---             ---            ---          79,766               6        214,209
                          ------------   ------------    ------------   ------------    ------------    ------------   ------------
                               134,437         61,628          36,222         16,400          79,766             214        328,667
Debt issuance costs             (4,851)        (1,816)           (996)           ---          (1,477)            ---         (9,140)
                          ------------   ------------    ------------   ------------    ------------    ------------   ------------
                               129,586         59,812          35,226         16,400          78,289             214        319,527
                          ============   ============    ============   ============    ============    ============   ============




8.  Reconciliation of movement in shareholders' deficit


                                                 Six months to     Six months to
                                                      June 30,          June 30,
                                                          1999              2000
                                                          L000              L000
                                                --------------    --------------
Total recognised gains and losses for the
 period                                                 (1,276)          (30,489)
Issue of ordinary share capital                          1,089               ---
Issue of redeemable preference shares                   18,821               ---
Goodwill adjustments                                       ---            10,042
                                                --------------    --------------
                                                        18,634           (20,447)
Opening shareholders' deficit                         (221,408)         (202,459)
                                                --------------    --------------
Closing shareholders' deficit                         (202,774)         (222,906)
                                                ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

9.  Reconciliation of operating income to operating cash flows


                                                 Six months to     Six months to
                                                      June 30,          June 30,
                                                          1999              2000
                                                          L000              L000
                                                --------------    --------------
Operating income                                        31,209            23,628
Depreciation charge                                      5,692             6,106
Goodwill amortisation                                      385               501
Loss on sale of fixed assets                                92               208
Decrease/(increase) in inventories                          80               (33)
Increase in receivables and prepayments                 (6,509)           (9,316)
Increase in payables                                       101             2,468
Cash receipts from exporters                             4,755               ---
Discontinued operating exceptional
 provisions -- Environmental                               ---             2,000
Decrease in other provisions                            (3,495)           (1,907)
                                                --------------    --------------
                                                        32,310            23,655
Equity income of associates                               (226)             (392)
Less dividends received from associates                    ---               254
                                                --------------    --------------
Total operating cash inflow                             32,084            23,517
                                                ==============    ==============




10. Analysis of cash flows


                                                 Six months to     Six months to
                                                      June 30,          June 30,
                                                          1999              2000
                                                          L000              L000
                                                --------------    --------------
Returns on investment and servicing of
 finance
Net interest paid                                      (11,102)          (11,230)
Dividends paid to minorities                            (1,417)           (2,023)
                                                --------------    --------------
                                                       (12,519)          (13,253)
                                                --------------    --------------
Capital expenditure and financial investment
Purchase of property, plant and equipment               (5,206)           (8,770)
Sale of property, plant and equipment                       62                84
                                                --------------    --------------
                                                        (5,144)           (8,686)
                                                --------------    --------------
Acquisitions and disposals
Purchase of subsidiary undertakings                     (4,052)             (873)
Sale of subsidiary undertakings                          3,189             1,503
Acquisition provision payments                             ---               (44)
                                                --------------    --------------
                                                          (863)              586
                                                --------------    --------------
Financing
(Repayment)/issue of short term debt                   (13,204)            5,941
Repayment of other loans                                (6,706)           (3,692)
Issue of ordinary shares                                 1,089               ---
Issue of redeemable preference share                    18,821               ---
Cash subscribed by minorities                               15                90
                                                --------------    --------------
                                                            15             2,339
                                                ==============    ==============


Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

11. Analysis of net debt

                                                                        Debt issued
                                                        Acquisitions     in lieu of    Other non-
                            At December                          and       interest          cash       Exchange    At June 30,
                               31, 1999     Cash flow      disposals        payment       changes    adjustments           2000
                                   L000          L000           L000           L000          L000           L000           L000
                            -----------   -----------    -----------    -----------   -----------    -----------    -----------
Net cash
Cash in hand and at bank         20,150          (274)          (728)           ---           ---            753         19,901
                            -----------   -----------    -----------    -----------   -----------    -----------    -----------

Debt
Debt due within one year        (15,429)       (2,249)           ---            ---        (3,884)        (3,398)       (24,960)
Debt due after one year        (278,236)          ---            ---         (4,606)        2,873        (14,598)      (294,567)
                            -----------   -----------    -----------    -----------   -----------    -----------    -----------
                               (293,665)       (2,249)           ---         (4,606)       (1,011)       (17,996)      (319,527)
                            -----------   -----------    -----------    -----------   -----------    -----------    -----------
Total net debt                 (273,515)       (2,523)          (728)        (4,606)       (1,011)       (17,243)      (299,626)
                            ===========   ===========    ===========    ===========   ===========    ===========    ===========




12. Summary of differences between U.K. and U.S. GAAP

The consolidated financial statements are prepared in conformity with U.K. GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders' equity/(deficit) which are set forth in the tables that follow.


Goodwill and other intangible assets

Under U.K. GAAP, purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10, Goodwill and Intangible Assets. Other intangible assets, such as non compete covenants, are amortised over the term of the agreement, generally between two to five years. Positive goodwill is amortised to nil in equal instalments over its estimated useful life, generally not exceeding 20 years. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. U.S. GAAP goodwill and identifiable intangibles are being written off over periods not exceeding 20 years.


Redeemable preference shares

Under U.K. GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holders would be classified as a component of shareholders' equity. U.S. GAAP requires such redeemable preference shares to be classified as debt and not as shareholders' equity.


Pension costs -- defined benefit plans

Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, costs and surpluses are similarly spread over the remaining service lives but based on prescribed actuarial assumptions, cost allocation and valuation methods which differ in certain respects from those used for U.K. GAAP.

As a result of this difference in methodology, the U.S. GAAP pension expense can be significantly different from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.

Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

Compensated absences

Under U.S. GAAP, compensated absences, being an employee's paid holiday entitlements, are accrued as earned. U.K. GAAP does not require provision to be made.


Deferred taxation

Under U.K. GAAP, deferred taxation is accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Deferred tax assets are recognised to the extent that it is more likely than not that they will be realised. Where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established. In addition, deferred taxes on other U.S. GAAP differences is provided.


Effect of material differences between U.K. and U.S. GAAP and additional disclosures

(a) Net income/(loss)


                                                       Six months     Six months
                                                      to June 30,    to June 30,
                                                             1999           2000
                                                             L000           L000
                                                      -----------    -----------
Net income/(loss) reported under U.K. GAAP                 10,537        (15,710)
Goodwill amortisation                                      (6,015)        (6,311)
Covenants not to compete amortisation                      (6,381)           ---
Loss on disposal and closure of discontinued
 operation                                                   (887)           ---
Previously recognised loss on disposal and closure
 of discontinued operation                                    ---         11,622
Pensions                                                      (53)           ---
Compensated absences                                         (155)            43
Deferred taxes                                                ---            ---
Tax effect of U.S. GAAP reconciling adjustments               ---            ---
                                                      -----------    -----------
Net loss in conformity with U.S. GAAP                      (2,954)       (10,356)
                                                      ===========    ===========
Continuing operations                                      (1,397)         4,513
Discontinued operations                                    (1,557)       (14,869)
                                                      -----------    -----------
Net loss in conformity with U.S. GAAP                      (2,954)       (10,356)
                                                      ===========    ===========


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

(b) Shareholders' deficit

The approximate effects on shareholders' deficit of material differences between U.K. and U.S. GAAP are as follows:


                                                     December 31,       June 30,
                                                             1999           2000
                                                             L000           L000
                                                      -----------    -----------
Shareholders' deficit reported under U.K. GAAP           (202,459)      (222,906)
Goodwill                                                  189,992        191,940
Covenants not to compete                                      ---            ---
Redeemable preference shares                             (105,478)      (105,478)
Previously recognised loss on disposal and closure
 of discontinued operation                                 (4,990)           ---
Pensions                                                      996            996
Compensated absences                                         (787)          (759)
                                                      -----------    -----------
Shareholders' deficit in conformity with U.S. GAAP       (122,726)      (136,207)
                                                      ===========    ===========



The following table reconciles shareholders' deficit under U.S. GAAP:


Shareholders' deficit at beginning of period              (94,334)      (122,726)
Issue of shares                                             1,089            ---
Net loss for the period                                   (23,955)       (10,356)
Exchange adjustments                                       (5,526)        (3,125)
                                                      -----------    -----------
Shareholders' deficit at end of period                   (122,726)      (136,207)
                                                      ===========    ===========



(c) Cash flows

The statements of cash flows prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals and management of liquid resources would be included as investing activities. The payment of dividends would be included under financing activities under U.S. GAAP.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

Set out below is a summary of the statements of cash flows under U.S. GAAP.


                                                       Six months     Six months
                                                      to June 30,    to June 30,
                                                             1999           2000
                                                             L000           L000
                                                      -----------    -----------
Net cash provided by operating activities                  22,008          2,104
Net cash used in investing activities                      (7,506)        (7,228)
Net cash (used in)/provided by financing
 activities                                                (3,490)         1,035
                                                      -----------    -----------
                                                           11,012         (4,089)
Effect of exchange rate changes                               553            753
                                                      -----------    -----------
Net increase/(decrease) in cash by continuing
 operations                                                11,565         (3,336)
                                                      -----------    -----------
Increase/(decrease) in cash by continuing
 operations                                                11,565         (3,336)
(Decrease)/increase in cash by discontinued
 operations                                                (1,511)         3,087
Cash at beginning of period                                16,772         20,150
                                                      -----------    -----------
Cash at end of period                                      26,826         19,901
                                                      -----------    -----------



(d) Comprehensive income

The company has adopted SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The Company's comprehensive income/(loss) differs from net income only by the amount of the foreign currency exchange adjustments charged to shareholders' deficit for the period. Comprehensive income for the six months to June 30, 1999 and the six months to June 30, 2000 is equal to the total recognised gains and losses shown on the consolidated statement of total recognised gains and losses. Accumulated other comprehensive losses were L14.4 million and L28.4 million at June 30, 1999 and June 30, 2000, respectively.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

13. Issuer, guarantor and non-guarantor companies

Intertek Finance plc ("the Issuer") is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the "Guarantor subsidiaries" and, together with the Company, the "Guarantors"). In addition, each of the Guarantor's guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of:

(a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or

(b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer and the Guarantors are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented audited consolidating financial information. The audited consolidating financial information presented below has been segregated between (a) the Issuer, (b) the Guarantors and (c) the non-Guarantor subsidiaries.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations

Six months to June 30, 2000


                                                    Intertek        Guarantors    Non-Guarantor     Consolidation      Consolidated
                                                 Finance plc                       subsidiaries       adjustments            totals
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Total group revenue                                      ---               ---          208,948           (19,490)          189,458
Operating costs                                          ---              (158)        (185,554)           19,490          (166,222)
Share of operating profit in associates                  ---               ---              392               ---               392
                                              --------------    --------------   --------------    --------------    --------------
Operating (loss)/income                                  ---              (158)          23,786               ---            23,628
Non-operating exceptional items                          ---            (6,366)          (8,820)              ---           (15,186)
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income before interest                            ---            (6,524)          14,966               ---             8,442
Net interest expense                                     525            (8,033)          (9,677)              ---           (17,185)
                                              --------------    --------------   --------------    --------------    --------------
Income/(loss) before taxation                            525           (14,557)           5,289               ---            (8,743)
Taxation                                                 (72)              215           (5,717)              ---            (5,574)
                                              --------------    --------------   --------------    --------------    --------------
Income/(loss) after taxation                             453           (14,342)            (428)              ---           (14,317)
Minority interests                                       ---               ---           (1,393)              ---            (1,393)
Dividends from/(to) group companies                      ---               918             (918)              ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Net income/(loss)                                        453           (13,424)          (2,739)              ---           (15,710)
                                              ==============    ==============   ==============    ==============    ==============




Statements of Operations

Three months to June 30, 2000


                                                    Intertek        Guarantors    Non-Guarantor     Consolidation      Consolidated
                                                 Finance plc                       subsidiaries       adjustments            totals
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Total group revenue                                      ---               ---          110,754           (10,108)          100,646
Operating costs                                          (77)              (87)         (94,858)           10,108           (84,914)
Share of operating profit in associates                  ---               ---              195               ---               195
                                              --------------    --------------   --------------    --------------    --------------
Operating (loss)/income                                  (77)              (87)          16,091               ---            15,927
Non-operating exceptional items                          ---            (1,205)           1,087               ---              (118)
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income before interest                            (77)           (1,292)          17,178               ---            15,809
Net interest expense                                     500            (4,208)          (5,365)              ---            (9,073)
                                              --------------    --------------   --------------    --------------    --------------
Income/(loss) before taxation                            423            (5,500)          11,813               ---             6,736
Taxation                                                 (41)              138           (3,880)              ---            (3,783)
                                              --------------    --------------   --------------    --------------    --------------
Income/(loss) after taxation                             382            (5,362)           7,933               ---             2,953
Minority interests                                       ---               ---             (779)              ---              (779)
Dividends from/(to) group companies                      ---               356             (356)              ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Net income/(loss)                                        382            (5,006)           6,798               ---             2,174
                                              ==============    ==============   ==============    ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Six months to June 30, 1999


                                                    Intertek        Guarantors    Non-Guarantor     Consolidation      Consolidated
                                                 Finance plc                       subsidiaries       adjustments            totals
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Total group revenue                                      ---               ---          208,228           (29,504)          178,724
Operating income/(costs)                                 139                57         (177,441)           29,504          (147,741)
Share of operating profit in associates                  ---               ---              226               ---               226
                                              --------------    --------------   --------------    --------------    --------------
Operating income                                         139                57           31,013               ---            31,209
Non-operating exceptional items                          ---            (1,032)           3,442               ---             2,410
                                              --------------    --------------   --------------    --------------    --------------
Income/(loss) before interest                            139              (975)          34,455               ---            33,619
Net interest expense                                      37            (7,422)          (8,874)              ---           (16,259)
                                              --------------    --------------   --------------    --------------    --------------
Income/(loss) before taxation                            176            (8,397)          25,581               ---            17,360
Taxation                                                 (53)              736           (5,983)              ---            (5,300)
                                              --------------    --------------   --------------    --------------    --------------
Income/(loss) after taxation                             123            (7,661)          19,598               ---            12,060
Minority interests                                       ---               ---           (1,523)              ---            (1,523)
Dividends from/(to) group companies                      ---               514             (514)              ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Net income/(loss)                                        123            (7,147)          17,561               ---            10,537
                                              ==============    ==============   ==============    ==============    ==============




Statements of Operations
Three months to June 30, 1999


                                                    Intertek        Guarantors    Non-Guarantor     Consolidation      Consolidated
                                                 Finance plc                       subsidiaries       adjustments            totals
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Total group revenue                                      ---               ---          105,461           (13,828)           91,633
Operating income/(costs)                                  87                55          (85,838)           13,828           (71,868)
Share of operating profit in associates                  ---               ---              215               ---               215
                                              --------------    --------------   --------------    --------------    --------------
Operating income                                          87                55           19,838               ---            19,980
Non-operating exceptional items                          ---            (1,032)           1,198               ---               166
                                              --------------    --------------   --------------    --------------    --------------
Income before interest                                    87              (977)          21,036               ---            20,146
Net interest expense                                      26            (3,715)          (4,501)              ---            (8,190)
                                              --------------    --------------   --------------    --------------    --------------
Income/(loss) before taxation                            113            (4,692)          16,535               ---            11,956
Taxation                                                 (50)              559           (4,876)              ---            (4,367)
                                              --------------    --------------   --------------    --------------    --------------
Income/(loss) after taxation                              63            (4,133)          11,659               ---             7,589
Minority interests                                       ---               ---             (761)              ---              (761)
Dividends from/(to) group companies                      ---                 6               (6)              ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Net income/(loss)                                         63            (4,127)          10,892               ---             6,828
                                              ==============    ==============   ==============    ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
June 30, 2000


                                                    Intertek        Guarantors    Non-Guarantor     Consolidation      Consolidated
                                                 Finance plc                       subsidiaries       adjustments            totals
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
ASSETS
Current assets
Cash                                                     ---            (4,351)          24,252               ---            19,901
Trade receivables                                        ---               ---           69,024               ---            69,024
Inventories                                              ---               ---            1,697               ---             1,697
Other current assets                                 139,492           304,143          294,881          (712,364)           26,152
                                              --------------    --------------   --------------    --------------    --------------
Total current assets                                 139,492           299,792          389,854          (712,364)          116,774
Goodwill                                                 ---               ---           16,192               ---            16,192
Property, plant and equipment, net                       ---               ---           56,455               ---            56,455
Investments in subsidiary undertakings                   ---           338,896           69,607          (408,503)              ---
Investments                                              ---               ---              797               ---               797
                                              --------------    --------------   --------------    --------------    --------------
Total assets                                         139,492           638,688          532,905        (1,120,867)          190,218
                                              ==============    ==============   ==============    ==============    ==============


LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)

Current liabilities
Borrowings (including current portion of
 long term borrowings)                                   ---            25,181             (221)              ---            24,960
Accounts payable, accrued liabilities and
 deferred income                                       8,251           255,214          523,365          (712,364)           74,466
Income taxes payable/(receivable)                         85            (3,247)           9,899               ---             6,737
                                              --------------    --------------   --------------    --------------    --------------
Total current liabilities                              8,336           277,148          533,043          (712,364)          106,163
Long term borrowings                                 130,736           165,428           (1,597)              ---           294,567
Provisions for liabilities and charges                   ---               ---            7,054               ---             7,054
Minority interests                                       ---               ---            5,340               ---             5,340
Shareholders' equity/(deficit)
Ordinary shares                                           50           113,354          198,473          (311,069)              808
Redeemable preference shares                             ---           105,478              ---               ---           105,478
Shares to be issued                                      ---             2,793              ---               ---             2,793
Premium in excess of par value                           ---            27,221            2,868           (26,454)            3,635
Accumulated earnings/(deficit)                           370           (52,734)        (212,276)          (70,980)         (335,620)
                                              --------------    --------------   --------------    --------------    --------------
Total shareholders' equity/(deficit)                     420           196,112          (10,935)         (408,503)         (222,906)
                                              --------------    --------------   --------------    --------------    --------------
Total liabilities and shareholders'
 equity/(deficit)                                    139,492           638,688          532,905        (1,120,867)          190,218
                                              ==============    ==============   ==============    ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)


Balance Sheets
December 31, 1999


                                                    Intertek        Guarantors    Non-Guarantor     Consolidation      Consolidated
                                                 Finance plc                       subsidiaries       adjustments            totals
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
ASSETS
Current assets
Cash                                                     ---            (6,792)          26,942               ---            20,150
Trade receivables                                        ---               ---           70,103               ---            70,103
Inventories                                              ---               ---            2,614               ---             2,614
Other current assets                                 130,297           280,446          256,458          (651,570)           15,631
Deferred taxation asset                                  ---               ---              ---               ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Total current assets                                 130,297           273,654          356,117          (651,570)          108,498
Goodwill                                                 ---               ---           15,814               ---            15,814
Property, plant and equipment, net                       ---               ---           53,746               ---            53,746
Investments in subsidiary undertakings                   ---           335,235           74,437          (409,672)              ---
Investments                                              ---               ---              503               ---               503
                                              --------------    --------------   --------------    --------------    --------------
Total assets                                         130,297           608,889          500,617        (1,061,242)          178,561
                                              ==============    ==============   ==============    ==============    ==============
LIABILITIES AND SHAREHOLDERS' EQUITY/
 (DEFICIT)
Current liabilities
Borrowings (including current portion of
 long term borrowings)                                   ---            15,555             (126)              ---            15,429
Accounts payable, accrued liabilities and
 deferred income                                       7,964           229,209          483,874          (651,570)           69,477
Income taxes payable/(receivable)                         13            (2,564)           7,919               ---             5,368
                                              --------------    --------------   --------------    --------------    --------------
Total current liabilities                              7,977           242,200          491,667          (651,570)           90,274
Long term borrowings                                 122,094           157,661           (1,519)              ---           278,236
Provisions for liabilities and charges                   ---               ---            6,789               ---             6,789
Minority interests                                       ---               ---            5,721               ---             5,721
Shareholders' equity/(deficit)
Ordinary shares                                           50           106,633          205,187          (311,062)              808
Redeemable preference shares                             ---           105,478              ---               ---           105,478
Shares to be issued                                      ---             2,793              ---               ---             2,793
Premium in excess of par value                           ---            27,226            2,863           (26,454)            3,635
Accumulated earnings/(deficit)                           176           (33,102)        (210,091)          (72,156)         (315,173)
                                              --------------    --------------   --------------    --------------    --------------
Total shareholders' equity/(deficit)                     226           209,028           (2,041)         (409,672)         (202,459)
                                              --------------    --------------   --------------    --------------    --------------
Total liabilities and shareholders'
 equity/(deficit)                                    130,297           608,889          500,617        (1,061,242)          178,561
                                              ==============    ==============   ==============    ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)


Statements of Cash Flows
Six months to June 30, 2000


                                                    Intertek        Guarantors    Non-Guarantor     Consolidation      Consolidated
                                                 Finance plc                       subsidiaries       adjustments            totals
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Total operating cash (outflow)/inflow                    ---              (336)          23,853               ---            23,517
Returns on investments and servicing of
 finance                                                (144)           (5,293)          (7,816)              ---           (13,253)
Taxation                                                 ---              (409)          (4,368)              ---            (4,777)
Capital expenditure and financial
 investment                                              ---               ---           (8,686)              ---            (8,686)
Acquisitions and disposals                               ---            (1,718)           2,304               ---               586
                                              --------------    --------------   --------------    --------------    --------------
Cash (outflow)/inflow before financing                  (144)           (7,756)           5,287               ---            (2,613)
Financing                                                144            10,146           (7,951)              ---             2,339
                                              --------------    --------------   --------------    --------------    --------------
Increase/(decrease) in cash in the period                ---             2,390           (2,664)              ---              (274)
                                              --------------    --------------   --------------    --------------    --------------
Reconciliation of net cash flow to
 movement in net debt
Increase/(decrease) in cash in the period                ---             2,390           (2,664)              ---              (274)
Cash (outflow)/inflow from increase in
 debt                                                    ---            (2,628)             379               ---            (2,249)
                                              --------------    --------------   --------------    --------------    --------------
Change in net debt resulting from cash
 flows                                                   ---              (238)          (2,285)              ---            (2,523)
Debt issued in lieu of interest payment                  ---            (4,606)             ---               ---            (4,606)
Acquisitions and disposals                               ---               ---             (728)              ---              (728)
Other non-cash movements                                (292)             (371)            (348)              ---            (1,011)
Exchange adjustments                                  (8,350)           (9,737)             844               ---           (17,243)
                                              --------------    --------------   --------------    --------------    --------------
Movement in net debt in the period                    (8,642)          (14,952)          (2,517)              ---           (26,111)
Net debt at the start of the period                 (122,094)         (180,008)          28,587               ---          (273,515)
                                              --------------    --------------   --------------    --------------    --------------
Net debt at the end of the period                   (130,736)         (194,960)          26,070               ---          (299,626)
                                              ==============    ==============   ==============    ==============    ==============


Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows

Six months to June 30, 1999


                                                    Intertek        Guarantors    Non-Guarantor     Consolidation      Consolidated
                                                 Finance plc                       subsidiaries       adjustments            totals
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Total operating cash inflow/(outflow)                    139            (2,729)          34,674               ---            32,084
Returns on investments and servicing of
 finance                                               2,237            (3,180)         (11,576)              ---           (12,519)
Taxation                                                 ---               (95)          (2,390)              ---            (2,485)
Capital expenditure and financial
 investment                                              ---               ---           (5,144)              ---            (5,144)
Acquisitions and disposals                               ---            (1,315)             452               ---              (863)
                                              --------------    --------------   --------------    --------------    --------------
Cash inflow/(outflow) before financing                 2,376            (7,319)          16,016               ---            11,073
Financing                                             (2,376)           14,676          (12,285)              ---                15
                                              --------------    --------------   --------------    --------------    --------------
Increase in cash in the period                           ---             7,357            3,731               ---            11,088
                                              --------------    --------------   --------------    --------------    --------------
Reconciliation of net cash flow to
 movement in net debt

Increase in cash in the period                           ---             7,357            3,731               ---            11,088
Cash inflow from increase in debt                        ---            19,629              281               ---            19,910
                                              --------------    --------------   --------------    --------------    --------------
Change in net debt resulting from cash
 flows                                                   ---            26,986            4,012               ---            30,998
Debt issued in lieu of interest payment                  ---            (4,013)             ---               ---            (4,013)
Acquisitions and disposals                               ---               ---           (1,587)              ---            (1,587)
Other non-cash movements                                (289)             (998)             327               ---              (960)
Exchange adjustments                                  (6,840)           (7,000)             (93)              ---           (13,933)
                                              --------------    --------------   --------------    --------------    --------------
Movement in net debt in the period                    (7,129)           14,975            2,659               ---            10,505
Net debt at the start of the period                 (116,251)         (187,050)          24,300               ---          (279,001)
                                              --------------    --------------   --------------    --------------    --------------
Net debt at the end of the period                   (123,380)         (172,075)          26,959               ---          (268,496)
                                              ==============    ==============   ==============    ==============    ==============


Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations

Six months to June 30, 2000


                                                                                                                           Intertek
                                                    Intertek           Testing                                              Testing
                                                     Testing      Holdings USA    Kite Overseas       ITS Holding       Services UK
                                                Services Ltd               Inc      Holdings BV           Limited           Limited
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Revenues from continuing operations                      ---               ---              ---               ---               ---
Operating costs                                         (139)              ---               (6)              ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Operating costs from continuing
 operations                                             (139)              ---               (6)              ---               ---
Non-operating exceptional items                       (1,973)           (4,371)             (30)                8               ---
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income before interest                         (2,112)           (4,371)             (36)                8               ---
Net interest expense                                  (4,092)             (685)            (164)              (51)           (1,713)
                                              --------------    --------------   --------------    --------------    --------------
Loss before taxation                                  (6,204)           (5,056)            (200)              (43)           (1,713)
Taxation                                                  (9)             (122)             (16)              ---               366
                                              --------------    --------------   --------------    --------------    --------------
Loss after taxation                                   (6,213)           (5,178)            (216)              (43)           (1,347)
Dividends from group companies                           ---               664              254               ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Net (loss)/income                                     (6,213)           (4,514)              38               (43)           (1,347)
                                              ==============    ==============   ==============    ==============    ==============



                                                     Testing           Yickson          Testing           Testing         Guarantor
                                                    Holdings       Enterprises         Holdings          Holdings      subsidiaries
                                                   Sweden AB           Limited      France EURL      Germany GmbH             Total
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Revenues from continuing operations                      ---               ---              ---               ---               ---
Operating costs                                          ---                (4)              (2)               (7)             (158)
                                              --------------    --------------   --------------    --------------    --------------
Operating costs from continuing
 operations                                              ---                (4)              (2)               (7)             (158)
Non-operating exceptional items                          ---               ---              ---               ---            (6,366)
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income before interest                            ---                (4)              (2)               (7)           (6,524)
Net interest expense                                    (952)              (95)             (59)             (222)           (8,033)
                                              --------------    --------------   --------------    --------------    --------------
Loss before taxation                                    (952)              (99)             (61)             (229)          (14,557)
Taxation                                                 ---                (4)             ---               ---               215
                                              --------------    --------------   --------------    --------------    --------------
Loss after taxation                                     (952)             (103)             (61)             (229)          (14,342)
Dividends from group companies                           ---               ---              ---               ---               918
                                              --------------    --------------   --------------    --------------    --------------
Net (loss)/income                                       (952)             (103)             (61)             (229)          (13,424)
                                              ==============    ==============   ==============    ==============    ==============




Statements of Operations

Three months to June 30, 2000


                                                                                                                           Intertek
                                                    Intertek           Testing                                              Testing
                                                     Testing      Holdings USA    Kite Overseas       ITS Holding       Services UK
                                                Services Ltd               Inc      Holdings BV           Limited           Limited
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Revenues from continuing operations                      ---               ---              ---               ---               ---
Operating (costs)/income                                 (80)              ---               (3)              ---                 6
                                              --------------    --------------   --------------    --------------    --------------
Operating (loss)/income from continuing
 operations                                              (80)              ---               (3)              ---                 6
Non-operating exceptional items                       (1,136)              (69)             ---               ---               ---
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income before interest                         (1,216)              (69)              (3)              ---                 6
Net interest expense                                  (2,160)             (383)             (84)              (16)             (888)
                                              --------------    --------------   --------------    --------------    --------------
Loss before taxation                                  (3,376)             (452)             (87)              (16)             (882)
Taxation                                                  (4)              (13)              (3)              ---               117
                                              --------------    --------------   --------------    --------------    --------------
Loss after taxation                                   (3,380)             (465)             (90)              (16)             (765)
Dividends from group companies                           ---               108              248               ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Net (loss)/income                                     (3,380)             (357)             158               (16)             (765)
                                              ==============    ==============   ==============    ==============    ==============



                                                     Testing           Yickson          Testing           Testing         Guarantor
                                                    Holdings       Enterprises         Holdings          Holdings      subsidiaries
                                                   Sweden AB           Limited      France EURL      Germany GmbH             Total
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Revenues from continuing operations                      ---               ---              ---               ---               ---
Operating (costs)/income                                 ---                (2)              (1)               (7)              (87)
                                              --------------    --------------   --------------    --------------    --------------
Operating (loss)/income from continuing
 operations                                              ---                (2)              (1)               (7)              (87)
Non-operating exceptional items                          ---               ---              ---               ---            (1,205)
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income before interest                            ---                (2)              (1)               (7)           (1,292)
Net interest expense                                    (495)              (39)             (30)             (113)           (4,208)
                                              --------------    --------------   --------------    --------------    --------------
Loss before taxation                                    (495)              (41)             (31)             (120)           (5,500)
Taxation                                                 ---                (2)             ---                43               138
                                              --------------    --------------   --------------    --------------    --------------
Loss after taxation                                     (495)              (43)             (31)              (77)           (5,362)
Dividends from group companies                           ---               ---              ---               ---               356
                                              --------------    --------------   --------------    --------------    --------------
Net (loss)/income                                       (495)              (43)             (31)              (77)           (5,006)
                                              ==============    ==============   ==============    ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Six months to June 30, 1999

                                                                                                                           Intertek
                                                    Intertek           Testing                                              Testing
                                                     Testing      Holdings USA    Kite Overseas       ITS Holding       Services UK
                                                Services Ltd               Inc      Holdings BV           Limited           Limited
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Revenues from continuing operations                      ---               ---              ---               ---               ---
Operating costs                                          111               ---               (8)              ---               (36)
                                              --------------    --------------   --------------    --------------    --------------
Operating income/(costs) from continuing
 operations                                              111               ---               (8)              ---               (36)
Non-operating exceptional items                       (1,032)              ---              ---               ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Loss before interest                                    (921)              ---               (8)              ---               (36)
Net interest expense                                  (3,926)             (271)            (160)               12            (1,655)
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income before taxation                         (4,847)             (271)            (168)               12            (1,691)
Taxation                                                 ---               248              ---                (6)              507
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income after taxation                          (4,847)              (23)            (168)                6            (1,184)
Dividends from group companies                           ---               514              ---               ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Net (loss)/income                                     (4,847)              491             (168)                6            (1,184)
                                              ==============    ==============   ==============    ==============    ==============




                                                     Testing           Yickson          Testing           Testing         Guarantor
                                                    Holdings       Enterprises         Holdings          Holdings      subsidiaries
                                                   Sweden AB           Limited      France EURL      Germany GmbH             Total
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Revenues from continuing operations                      ---               ---              ---               ---               ---
Operating costs                                          ---                (9)              (1)              ---                57
                                              --------------    --------------   --------------    --------------    --------------
Operating income/(costs) from continuing
 operations                                              ---                (9)              (1)              ---                57
Non-operating exceptional items                          ---               ---              ---               ---            (1,032)
                                              --------------    --------------   --------------    --------------    --------------
Loss before interest                                     ---                (9)              (1)              ---              (975)
Net interest expense                                  (1,058)              (70)             (62)             (232)           (7,422)
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income before taxation                         (1,058)              (79)             (63)             (232)           (8,397)
Taxation                                                 ---               (11)             ---                (2)              736
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income after taxation                          (1,058)              (90)             (63)             (234)           (7,661)
Dividends from group companies                           ---               ---              ---               ---               514
                                              --------------    --------------   --------------    --------------    --------------
Net (loss)/income                                     (1,058)              (90)             (63)             (234)           (7,147)
                                              ==============    ==============   ==============    ==============    ==============




Statements of Operations
Three months to June 30, 1999

                                                                                                                           Intertek
                                                    Intertek           Testing                                              Testing
                                                     Testing      Holdings USA    Kite Overseas       ITS Holding       Services UK
                                                Services Ltd               Inc      Holdings BV           Limited           Limited
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Revenues from continuing operations                      ---               ---              ---               ---               ---
Operating income/(costs)                                  97               ---               (9)              ---               (28)
                                              --------------    --------------   --------------    --------------    --------------
Operating income/(loss) from continuing
 operations                                               97               ---               (9)              ---               (28)
Non-operating exceptional items                       (1,032)              ---              ---               ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Loss before interest                                    (935)              ---               (9)              ---               (28)
Net interest expense                                  (1,993)             (137)             (75)               12              (838)
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income before taxation                         (2,928)             (137)             (84)               12              (866)
Taxation                                                 ---               304              ---                (6)              262
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income after taxation                          (2,928)              167              (84)                6              (604)
Dividends from group companies                           ---                 6              ---               ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Net (loss)/income                                     (2,928)              173              (84)                6              (604)
                                              ==============    ==============   ==============    ==============    ==============



                                                     Testing           Yickson          Testing           Testing         Guarantor
                                                    Holdings       Enterprises         Holdings          Holdings      subsidiaries
                                                   Sweden AB           Limited      France EURL      Germany GmbH             Total
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Revenues from continuing operations                      ---               ---              ---               ---               ---
Operating income/(costs)                                 ---                (5)             ---               ---                55
                                              --------------    --------------   --------------    --------------    --------------
Operating income/(loss) from continuing
 operations                                              ---                (5)             ---               ---                55
Non-operating exceptional items                          ---               ---              ---               ---            (1,032)
                                              --------------    --------------   --------------    --------------    --------------
Loss before interest                                     ---                (5)             ---               ---              (977)
Net interest expense                                    (525)              (31)             (30)              (98)           (3,715)
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income before taxation                           (525)              (36)             (30)              (98)           (4,692)
Taxation                                                 ---                (1)             ---               ---               559
                                              --------------    --------------   --------------    --------------    --------------
(Loss)/income after taxation                            (525)              (37)             (30)              (98)           (4,133)
Dividends from group companies                           ---               ---              ---               ---                 6
                                              --------------    --------------   --------------    --------------    --------------
Net (loss)/income                                       (525)              (37)             (30)              (98)           (4,127)
                                              ==============    ==============   ==============    ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
June 30, 2000

                                                                                                                           Intertek
                                                    Intertek           Testing                                              Testing
                                                     Testing      Holdings USA    Kite Overseas       ITS Holding       Services UK
                                                Services Ltd               Inc      Holdings BV           Limited           Limited
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
ASSETS
Current assets
Cash                                                  (5,408)              ---               10             1,037               ---
Other current assets                                  90,302           106,787            2,199             4,170               ---
                                              --------------    --------------   --------------    --------------    --------------
Total current assets                                  84,894           106,787            2,209             5,207               ---
Investments in subsidiary undertakings               128,624           102,658            5,302             4,077            64,418
                                              --------------    --------------   --------------    --------------    --------------
Total assets                                         213,518           209,445            7,511             9,284            64,418
                                              ==============    ==============   ==============    ==============    ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion of
 long term borrowings)                                16,400               ---              434               614             2,371
Accounts payable, accrued liabilities and
 deferred income                                      44,273           111,869            3,846             2,631            18,663
Income taxes (receivable)/payable                       (743)             (874)             ---                (2)           (1,353)
                                              --------------    --------------   --------------    --------------    --------------
Total current liabilities                             59,930           110,995            4,280             3,243            19,681
Long term borrowings                                  78,289               ---            2,593             2,500            31,677
Shareholders' equity
Ordinary shares                                          808           103,374            1,299             4,037               ---
Redeemable preference shares                         105,478               ---              ---               ---               ---
Shares to be issued                                    2,793               ---              ---               ---               ---
Premium in excess of par value                         3,635               ---              ---               ---            22,709
Accumulated (deficit)/earnings                       (37,415)           (4,924)            (661)             (496)           (9,649)
                                              --------------    --------------   --------------    --------------    --------------
Total shareholders' equity/(deficit)                  75,299            98,450              638             3,541            13,060
                                              --------------    --------------   --------------    --------------    --------------
Total liabilities and shareholders'
 equity                                              213,518           209,445            7,511             9,284            64,418
                                              ==============    ==============   ==============    ==============    ==============




                                                     Testing           Yickson          Testing           Testing         Guarantor
                                                    Holdings       Enterprises         Holdings          Holdings      subsidiaries
                                                   Sweden AB           Limited      France EURL      Germany GmbH             Total
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
ASSETS
Current assets
Cash                                                     ---                 1                9               ---            (4,351)
Other current assets                                   2,095            97,593              619               378           304,143
                                              --------------    --------------   --------------    --------------    --------------
Total current assets                                   2,095            97,594              628               378           299,792
Investments in subsidiary undertakings                24,834               ---            3,357             5,626           338,896
                                              --------------    --------------   --------------    --------------    --------------
Total assets                                          26,929            97,594            3,985             6,004           638,688
                                              ==============    ==============   ==============    ==============    ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion of
 long term borrowings)                                   731             4,631              ---               ---            25,181
Accounts payable, accrued liabilities and
 deferred income                                       2,825            67,576            2,828               703           255,214
Income taxes (receivable)/payable                        ---                13              (98)             (190)           (3,247)
                                              --------------    --------------   --------------    --------------    --------------
Total current liabilities                              3,556            72,220            2,730               513           277,148
Long term borrowings                                  20,115            25,658              ---             4,596           165,428
Shareholders' equity
Ordinary shares                                        1,839               ---              864             1,133           113,354
Redeemable preference shares                             ---               ---              ---               ---           105,478
Shares to be issued                                      ---               ---              ---               ---             2,793
Premium in excess of par value                           ---                54              ---               823            27,221
Accumulated (deficit)/earnings                         1,419              (338)             391            (1,061)          (52,734)
                                              --------------    --------------   --------------    --------------    --------------
Total shareholders' equity/(deficit)                   3,258              (284)           1,255               895           196,112
                                              --------------    --------------   --------------    --------------    --------------
Total liabilities and shareholders'
 equity                                               26,929            97,594            3,985             6,004           638,688
                                              ==============    ==============   ==============    ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets

December 31, 1999


                                                                                                                           Intertek
                                                    Intertek           Testing                                              Testing
                                                     Testing      Holdings USA    Kite Overseas       ITS Holding       Services UK
                                                Services Ltd               Inc      Holdings BV           Limited           Limited
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
ASSETS
Current assets
Cash                                                  (7,573)              ---                7               773               ---
Other current assets                                  82,624            99,354            2,068             3,964               ---
                                              --------------    --------------   --------------    --------------    --------------
Total current assets                                  75,051            99,354            2,075             4,737               ---
Investments in subsidiary undertakings               128,624            99,774            5,420             3,820            64,418
                                              --------------    --------------   --------------    --------------    --------------
Total assets                                         203,675           199,128            7,495             8,557            64,418
                                              ==============    ==============   ==============    ==============    ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion of
 long term borrowings)                                10,360               ---              265               488             1,171
Accounts payable, accrued liabilities and
 deferred income                                      37,132           103,261            3,694             2,041            18,673
Income taxes (receivable)/payable                       (743)             (868)             ---                (2)             (987)
                                              --------------    --------------   --------------    --------------    --------------
Total current liabilities                             46,749           102,393            3,959             2,527            18,857
Long term borrowings                                  68,609               ---            2,923             2,679            31,706

Shareholders' equity
Ordinary shares                                          808            96,953            1,313             3,782               ---
Redeemable preference shares                         105,478               ---              ---               ---               ---
Shares to be issued                                    2,793               ---              ---               ---               ---
Premium in excess of par value                         3,635               ---              ---               ---            22,709
Accumulated (deficit)/earnings                       (24,397)             (218)            (700)             (431)           (8,854)
                                              --------------    --------------   --------------    --------------    --------------
Total shareholders' equity/(deficit)                  88,317            96,735              613             3,351            13,855
                                              --------------    --------------   --------------    --------------    --------------
Total liabilities and shareholders'
 equity                                              203,675           199,128            7,495             8,557            64,418
                                              ==============    ==============   ==============    ==============    ==============

                                                     Testing           Yickson          Testing           Testing         Guarantor
                                                    Holdings       Enterprises         Holdings          Holdings      subsidiaries
                                                   Sweden AB           Limited      France EURL      Germany GmbH             Total
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
ASSETS
Current assets
Cash                                                     ---                 1              ---               ---            (6,792)
Other current assets                                   2,036            89,442              958               ---           280,446
                                              --------------    --------------   --------------    --------------    --------------
Total current assets                                   2,036            89,443              958               ---           273,654
Investments in subsidiary undertakings                24,109               ---            3,390             5,680           335,235
                                              --------------    --------------   --------------    --------------    --------------
Total assets                                          26,145            89,443            4,348             5,680           608,889
                                              ==============    ==============   ==============    ==============    ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion of
 long term borrowings)                                   436             2,835              ---               ---            15,555
Accounts payable, accrued liabilities and
 deferred income                                       1,637            59,484            2,796               491           229,209
Income taxes (receivable)/payable                        ---                 8              221              (193)           (2,564)
                                              --------------    --------------   --------------    --------------    --------------
Total current liabilities                              2,073            62,327            3,017               298           242,200
Long term borrowings                                  19,950            27,175              ---             4,619           157,661

Shareholders' equity
Ordinary shares                                        1,786               ---              847             1,144           106,633
Redeemable preference shares                             ---               ---              ---               ---           105,478
Shares to be issued                                      ---               ---              ---               ---             2,793
Premium in excess of par value                           ---                51              ---               831            27,226
Accumulated (deficit)/earnings                         2,336              (110)             484            (1,212)          (33,102)
                                              --------------    --------------   --------------    --------------    --------------
Total shareholders' equity/(deficit)                   4,122               (59)           1,331               763           209,028
                                              --------------    --------------   --------------    --------------    --------------
Total liabilities and shareholders'
 equity                                               26,145            89,443            4,348             5,680           608,889
                                              ==============    ==============   ==============    ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows

Six months to June 30, 2000

                                                                                                                           Intertek
                                                    Intertek           Testing                                              Testing
                                                     Testing      Holdings USA    Kite Overseas       ITS Holding       Services UK
                                                Services Ltd               Inc      Holdings BV           Limited           Limited
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Total operating cash outflow                            (286)              ---               (8)               (8)              ---
Returns on investments and servicing of
 finance                                                 485            (3,376)              26                96            (1,553)
Taxation                                                  (9)              (73)             (16)              ---               ---
Acquisitions and disposals                            (1,213)             (538)              25                 8               ---
                                              --------------    --------------   --------------    --------------    --------------
Cash (outflow)/inflow before financing                (1,023)           (3,987)              27                96            (1,553)

Financing                                              3,188             3,987              (23)              116             1,553
                                              --------------    --------------   --------------    --------------    --------------
Increase in cash in the period                         2,165               ---                4               212               ---
                                              --------------    --------------   --------------    --------------    --------------
Reconciliation of net cash flow to
 movement in net debt
Increase in cash in the period                         2,165               ---                4               212               ---
Cash (outflow)/inflow from increase in
 debt                                                 (5,941)              ---              153               268             1,192
                                              --------------    --------------   --------------    --------------    --------------
Change in net debt resulting from cash
 flows                                                (3,776)              ---              157               480             1,192
Debt issued in lieu of interest payment               (4,606)              ---              ---               ---               ---
Other non-cash movements                                 (61)              ---              (24)              (20)             (161)
Exchange adjustments                                  (5,112)              ---               31              (143)           (2,202)
                                              --------------    --------------   --------------    --------------    --------------
Movement in net debt in the period                   (13,555)              ---              164               317            (1,171)
Net debt at the start of the period                  (86,542)              ---           (3,181)           (2,394)          (32,877)
                                              --------------    --------------   --------------    --------------    --------------
Net debt at the end of the period                   (100,097)              ---           (3,017)           (2,077)          (34,048)
                                              ==============    ==============   ==============    ==============    ==============




                                                     Testing           Yickson          Testing           Testing         Guarantor
                                                    Holdings       Enterprises         Holdings          Holdings      subsidiaries
                                                   Sweden AB           Limited      France EURL      Germany GmbH             Total
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Total operating cash outflow                              (2)               (7)              (5)              (20)             (336)
Returns on investments and servicing of
 finance                                                (806)               23              ---              (188)           (5,293)
Taxation                                                 ---               ---             (311)              ---              (409)
Acquisitions and disposals                               ---               ---              ---               ---            (1,718)
                                              --------------    --------------   --------------    --------------    --------------
Cash (outflow)/inflow before financing                  (808)               16             (316)             (208)           (7,756)

Financing                                                808               (16)             325               208            10,146
                                              --------------    --------------   --------------    --------------    --------------
Increase in cash in the period                           ---               ---                9               ---             2,390
                                              --------------    --------------   --------------    --------------    --------------
Reconciliation of net cash flow to
 movement in net debt
Increase in cash in the period                           ---               ---                9               ---             2,390
Cash (outflow)/inflow from increase in
 debt                                                    248             1,452              ---               ---            (2,628)
                                              --------------    --------------   --------------    --------------    --------------
Change in net debt resulting from cash
 flows                                                   248             1,452                9               ---              (238)
Debt issued in lieu of interest payment                  ---               ---              ---               ---            (4,606)
Other non-cash movements                                 (85)              ---              ---               (20)             (371)
Exchange adjustments                                    (623)           (1,731)             ---                43            (9,737)
                                              --------------    --------------   --------------    --------------    --------------
Movement in net debt in the period                      (460)             (279)               9                23           (14,952)
Net debt at the start of the period                  (20,386)          (30,009)             ---            (4,619)         (180,008)
                                              --------------    --------------   --------------    --------------    --------------
Net debt at the end of the period                    (20,846)          (30,288)               9            (4,596)         (194,960)
                                              ==============    ==============   ==============    ==============    ==============


Intertek Testing Services Limited

Notes To The Consolidated Financial Statements


Issuer, guarantor and non-guarantor companies (continued)


Statements of Cash Flows

Six months to June 30, 1999

                                                                                                                           Intertek
                                                    Intertek           Testing                                              Testing
                                                     Testing      Holdings USA    Kite Overseas       ITS Holding       Services UK
                                                Services Ltd               Inc      Holdings BV           Limited           Limited
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Total operating cash outflow                          (2,680)              ---               (2)               (1)              (36)
Returns on investments and servicing of
 finance                                                (436)              163             (208)              (98)           (1,558)
Taxation                                                 ---               (56)             ---               ---               ---
Acquisitions                                          (1,184)              ---               (8)              ---               ---
                                              --------------    --------------   --------------    --------------    --------------
Cash (outflow)/inflow before financing                (4,300)              107             (218)              (99)           (1,594)
Financing                                             11,768              (107)             107                99             1,594
                                              --------------    --------------   --------------    --------------    --------------
Increase/(decrease) in cash in the period              7,468               ---             (111)              ---               ---
                                              ==============    ==============   ==============    ==============    ==============
Reconciliation of net cash flow to
 movement in net debt
Increase/(decrease) in cash in the period              7,468               ---             (111)              ---               ---
Cash inflow from increase in debt                     13,059               ---              150               213             4,536
                                              --------------    --------------   --------------    --------------    --------------
Change in net debt resulting from cash
 flows                                                20,527               ---               39               213             4,536
Debt issued in lieu of interest payment               (4,013)              ---              ---               ---               ---
Other non-cash movements                                   7               ---              (30)              (21)             (164)
Exchange adjustments                                  (3,599)              ---              224              (196)           (2,016)
                                              --------------    --------------   --------------    --------------    --------------
Movement in net debt in the period                    12,922               ---              233                (4)            2,356
Net debt at the start of the period                  (80,725)              ---           (3,732)           (3,405)          (36,525)
                                              --------------    --------------   --------------    --------------    --------------
Net debt at the end of the period                    (67,803)              ---           (3,499)           (3,409)          (34,169)
                                              ==============    ==============   ==============    ==============    ==============




                                                     Testing           Yickson          Testing           Testing         Guarantor
                                                    Holdings       Enterprises         Holdings          Holdings      subsidiaries
                                                   Sweden AB           Limited      France EURL      Germany GmbH             Total
                                                        L000              L000             L000              L000              L000
                                              --------------    --------------   --------------    --------------    --------------
Total operating cash outflow                             ---                (8)              (2)              ---            (2,729)
Returns on investments and servicing of
 finance                                                (828)               18              (29)             (204)           (3,180)
Taxation                                                 ---               (20)             (17)               (2)              (95)
Acquisitions                                             ---               ---             (123)              ---            (1,315)
                                              --------------    --------------   --------------    --------------    --------------
Cash (outflow)/inflow before financing                  (828)              (10)            (171)             (206)           (7,319)
Financing                                                828                10              171               206            14,676
                                              --------------    --------------   --------------    --------------    --------------
Increase/(decrease) in cash in the period                ---               ---              ---               ---             7,357
                                              ==============    ==============   ==============    ==============    ==============
Reconciliation of net cash flow to
 movement in net debt
Increase/(decrease) in cash in the period                ---               ---              ---               ---             7,357
Cash inflow from increase in debt                        228             1,443              ---               ---            19,629
                                              --------------    --------------   --------------    --------------    --------------
Change in net debt resulting from cash
 flows                                                   228             1,443              ---               ---            26,986
Debt issued in lieu of interest payment                  ---               ---              ---               ---            (4,013)
Other non-cash movements                                (762)              ---              ---               (28)             (998)
Exchange adjustments                                     320            (2,030)             ---               297            (7,000)
                                              --------------    --------------   --------------    --------------    --------------
Movement in net debt in the period                      (214)             (587)             ---               269            14,975
Net debt at the start of the period                  (21,201)          (36,295)             ---            (5,167)         (187,050)
                                              --------------    --------------   --------------    --------------    --------------
Net debt at the end of the period                    (21,415)          (36,882)             ---            (4,898)         (172,075)
                                              ==============    ==============   ==============    ==============    ==============


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)

By:    /s/ WILLIAM SPENCER
       Name:    William Spencer
       Title:   Director
       Date:    August 14, 2000